CHINA GATEWAY HOLDINGS INC



                         Filing Type:   10SB12G/A
                         Description:   Amended Registration Statement
                         Filing Date:   November 13, 2000
                         Period  End:   N/A


                    Primary Exchange:   N/A
                              Ticker:   N/A


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                               Table of Contents



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            To jump to a section, double-click on the section name.

                                   10SB12G/A


Table1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
Table2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
Table3 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
Table4 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
Table5 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
Table6 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
Income Statement . . . . . . . . . . . . . . . . . . . . . . . . . 31
Income Statement2 . . . . . . . . . . . . . . . . . . . . . . . . .32
Table9 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
Income Statement3 . . . . . . . . . . . . . . . . . . . . . . . . .34
Cash Flow Statement. . . . . . . . . . . . . . . . . . . . . . . . 35
Table12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .35
Table13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .36
Table14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .37
Balance Sheet Assets . . . . . . . . . . . . . . . . . . . . . . . 38
Table16. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
Table17. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
Table18. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46
Table19. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47
Table20. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48
Table21. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48

As filed with the Securities and Exchange Commission on November 13, 2000


                                                        Registration No. 0-28819
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                AMENDMENT NO. 2

                                       TO

                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
               SMALL BUSINESS ISSUES UNDER SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          CHINA GATEWAY HOLDINGS INC.
                 (Name of Small Business Issuer in Its Charter)


          DELAWARE
(State or Other Jurisdiction of                             (I.R.S. Employer
Incorporation or Organization)                           Identification Number)


             CLI BUILDING, SUITE 1003, 313 HENNESSY ROAD, HONG KONG (Address of Principal Executive Offices, including zip code)


Issuer's telephone number, including area code: 852-2893-9676

Securities to be Registered Under Section 12(b) of the Act: None

Securities to be Registered  Under Section 12(g) of the Act:
Common Stock, $0.0001 par value

Documents incorporated by reference: None.

CAUTIONARY   STATEMENT  PURSUANT  TO  SAFE  HARBOR  PROVISIONS  OF  THE  PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995:

     This Registration Statement on Form 10-SB contains "forward-looking" statements within the meaning of the federal securities laws. These forward-looking statements include, among others, statements concerning the Company's expectations regarding sales trends, gross and net operating margin trends, political and economic matters, the availability of equity capital to fund the Company's capital commitments, and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. The forward-looking statements in this Registration Statement on Form 10-SB are subject to risks and uncertainties that could cause actual results to differ materially from those results expressed or implied by the statements contained herein.


                                    BUSINESS


OVERVIEW

     China Gateway Holdings Inc., formerly Orient Packaging Holdings Ltd. (the "Company"), owns a joint venture interest in a manufacturer of paperboard products used in packaging material for the Chinese market. The manufacturing operations are conducted through Wuhan Dong Feng Paper Company Limited ("Wuhan Limited" or the "Joint Venture"). The Company's 60%-interest in the Joint Venture is accounted for under the equity method of accounting. The joint venture agreement has a term of 30 years that expires in 2027. The Company's manufacturing facilities are located in Wuhan, Hubei Province, which is in the Yangtze River basin area of central part of the People's Republic of China ("China" or "PRC"). The Wuhan facilities have an annual production capacity of 35,000 tons of paperboard products and produce bleached (white top) paperboard, a product used primarily as covering in the manufacture of corrugated packaging for the food and beverage industry in China. In response to the increasing awareness and sophistication of Chinese customers, major manufacturers of food and beverages in China, especially foreign brand manufacturers, have increasingly turned to bleached paperboard covering of corrugated boxes for wholesale distribution of products.

     The Company's objective is to continue to develop the Joint Venture as a supplier of high quality packaging material to foreign brand name consumer product companies in the Chinese market.

     The Company is filing this Registration Statement in order to qualify for trading on the OTC Bulletin Board. The Company intends to voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Securities Exchange Act of 1934, as amended.

INDUSTRY

     According  to the industry  publication  Pulp & Paper  International  (July
1999), in 1998, China ranked third, trailing only the United States and Japan, for the consumption of paper and paperboard products in the world. The demand for paperboard packaging material is correlated to the rate of economic growth and consumer spending. The Company believes that China's rapid growth in recent years and its entry into the World Trade Organization Pact in November 1999 will increase market opportunities in China's fragmented paper industry.

     As a result of the Chinese government's earlier attempts at producing a self-sufficient paper industry based on local enterprise production, the paper industry in China is highly fragmented into many small capacity paper mills. This has resulted in large inefficiencies in the industry as well as a general low level of training and technical expertise. A large number of `backyard' mills with annual production capacity of less than 5,000 tons per annum account for a significant proportion of China's total paper production capacity. Due to the difficulties in regulating environmental pollution from such a large number of paper mills and inefficiencies in such an industry structure, the Chinese government has introduced regulations, effective from 1997, to phase-in a close down of all paper mills with a capacity of less than 10,000 tons per annum. The resulting reorganization of the industry will produce a consolidation of business among those paper mills currently operating above this threshold, resulting in significant investment incentives to expand production capacity at each mill and a trend towards developing higher capacity mills. With the decreasing number of suppliers in the market, there will be a window for the Joint Venture to expand its market share.

PRODUCTS

     The Joint Venture produces mainly uncoated and coated white-lined chipboard in a range of paperboard weights ranging from 180g/m(2) to 400g/m(2). Uncoated white-lined chipboard is used in consumer corrugated packaging. Coated white-lined chipboard is used for applications that require higher quality printed surfaces. In addition, the Joint Venture also produces small quantities of other types of paperboard products, including whiteback paperboard used for the packaging of foodstuffs.

     Paperboard in China is graded according to Chinese national technical standards, which are used as an indicator of the quality of the paperboard but have no formal influence on the sales price achieved, which is market driven. The white-lined chipboard produced by the Company is primarily graded as Class C paperboard. Class C paperboard accounts for approximately 80% of China's total domestic paperboard production. Class B paperboard, produced by relatively few premium mills, accounts for the balance of China's domestic production. The highest quality paperboard available in the China market (Class A paperboard) is imported paperboard, mainly from South Korea, Taiwan and Japan, which is used almost exclusively by foreign-owned joint venture operations in some specialized high-quality end-uses.

     The Joint Venture's product is used in a wide range of packaging for both domestic and international consumer product manufacturers in China. Generally, consumer product manufacturers subcontract the conversion and printing of their packaging to corrugated box manufacturers. These corrugated box manufacturers in turn assemble and fold containers using white-lined chipboard supplied by the Joint Venture and kraft linerboard imported or manufactured domestically. Corrugated paper is glued on the inside of the white-lined chipboard and the kraft linerboard covers onto the corrugated paper and forms a sandwich structure. Kraft linerboard is a kind of unbleached paperboard, which maintains a light brown finishing. White-lined chipboard is a bleached paperboard that has a white finishing like writing paper. The white-lined chipboard surface of these containers may be printed with the end users' designs and logos.

     The Joint Venture's products have been utilized in final packaging by a number of international beverage manufacturers, including Coca-Cola, Pepsi Cola and Pabst Blue Ribbon beer for domestic China sales.

     The Joint Venture's customers, comprised of both paper dealers and corrugated box manufacturers, are based predominantly in Southern China and the eastern coastal regions including Shanghai, Fujian and Zhejiang provinces. The Joint Venture also has several customers based in the Sichuan province in Central China. As of September 1999, the Joint Venture had approximately 20 major customers, of which the largest accounted for approximately 8.8% of sales for the nine months ended September 30, 1999.

MARKETING AND SALES

The Joint Venture's sales and marketing activities are centered in Wuhan with additional support from the Company's executive office in Hong Kong. The Joint Venture employs 22 salespersons with key sales regions controlled by a total of five regional sales managers who operate on a salary and commission basis. In addition to the Joint Venture's sales team in Wuhan, the Joint Venture utilizes a network of five independent sales agents throughout the major markets in China.

     The Joint Venture markets its white-lined chipboard under the "Golden Horse" brand name. The brand name has been used by the Wuhan Dong Feng Paper Mill Company ("Wuhan Company"), the Company's joint venture partner in Wuhan Limited, for over 40 years.

MANUFACTURING PROCESS

     PRODUCTION

     In the production process, the fiber stock for paperboard is prepared from raw materials by placing wastepaper or pulp sheets into large digesting tanks where, with the addition of certain chemicals, a fiber slurry is produced. This slurry is delivered from the tanks by pipelines to the paper machines where it is laid on to large moving mats which carry the slurry through various rollers, where it is then pressed and dried, producing a continuous line of board that is either wound onto reels or cut up separately into sheets.

     The Joint Venture's facilities have six individual paper machines for paperboard production and four separate digesting tanks for producing the fiber slurry to be used in the paperboard production process. The trend in Western paper mills is towards single large and high capacity paper machines, which are able to produce significant economies of scale. However, the existence of several small paper machines creates a competitive advantage for a paper mill by allowing quick and efficient production of paperboard with varying dimensions to meet customized customer specifications while minimizing the amount of wastage produced.

     RAW MATERIAL SUPPLY

     The major component of the Joint Venture's manufacturing expenditures is the cost of raw material for the preparation of the fiber stock, which generally accounts for between 60% - 75% of the paperboard's sales price. In addition to being a major cost, the type and amount of fiber used directly correlates to the quality characteristics of the paperboard. As a result, fiber supply is a crucial aspect of the Joint Venture's manufacturing process.

     Four different types of fiber are used in the manufacturing process: virgin bleached kraft softwood pulp (BKSP), straw pulp and two main types of recycled paper (mixed wastepaper and de-inked newspaper). The BKSP used is imported from North America and trades at a price determined by international commodity markets. The price of recycled paper is also determined by the international commodity markets. The Joint Venture imports approximately 30% of its recycled paper requirements, with the remainder being sourced from the China domestic market. The Joint Venture manufactures its own straw pulp from straw purchased from the region around Wuhan. However, the Joint Venture's use of straw pulp will shortly be discontinued and replaced with de-inked old newspaper fiber.

     The international market for BKSP is cyclical. However, as the actual proportion of BKSP used in the paperboard production process is less than 10% of the total fiber requirements, the Joint Venture's exposure to volatility in these markets is limited.

     More important to the Joint Venture's operations is the volatility of the recycled paper market, which management believes is generally more stable than that for virgin pulp products. Most of the internationally traded wastepaper originates from the United States, so movements in international prices closely track demand and supply in that market. The Joint Venture imports approximately 35% of its wastepaper requirements, of which two-thirds originate from Hong Kong and one-third from the United States.

     Domestic Chinese wastepaper supply is less volatile than that of internationally traded wastepaper since it is generally of lower quality than the international product and often requires further processing before it can be used. As a result, Chinese wastepaper trades at a significantly lower price than internationally traded wastepaper. The Joint Venture carries out its own wastepaper collection activities within Wuhan and also obtains domestic wastepaper from wastepaper brokers in Southern China where domestic wastepaper is available in plentiful supply. The Joint Venture carries out barter trade arrangements with these domestic wastepaper brokers. Specifically, the Joint Venture exchanges paperboard products for wastepaper, which gives it a competitive advantage in securing a reliable wastepaper supply.

     Other significant inputs in the paperboard production process include chemicals (for pulping, papermaking, pigmentation and coating), water, electricity and steam. All chemicals required are sourced from China domestic manufacturers, which ensures reliable supply and significantly lower cost than that of imported chemicals. The Joint Venture's paper mill is located near the banks of the Yangtze River, and the Joint Venture has constructed its own water treatment facilities at this source to ensure a cost-effective and reliable water supply. Electricity is purchased from the Wuhan grid. The large quantities of steam required for the paperboard production processes are produced on-site at the Joint Venture's paper mill by coal powered boilers.

     COMPETITION

     The paper industry is highly fragmented in China as a result of the Chinese government's earlier attempts at producing a self-sufficient paper industry based on local enterprise production. The Company believes that as a result of the consolidation of the industry, the Joint Venture is positioned to increase its market share in the industry. In particular, the Company believes that the Joint Venture has the following competitive advantages:

     PRODUCTION VERSATILITY - The ability to produce paperboard according to customized customer specification is a unique advantage that the Joint Venture has over other Chinese manufacturers. In larger paper mills in the West, significant investment in automated sheeting operations and inventory management is required in order to be able to efficiently meet customer requirements. Management believes that no paper mill in China has such systems installed. The Joint Venture, however, is able to simulate the process because the Joint Venture has six individual paper machines that provide it flexibility in scheduling production.

     PRODUCT DISTRIBUTION - The Joint Venture has established distribution systems throughout its main customer markets in China. These include a network of independent agencies in Fujian and Guangzhou province, allowing effective servicing of customers in these key markets.

     RELIABILITY  OF RAW MATERIAL  SUPPLY - With fiber being the most  important item in paperboard production, it is essential that reliable sources of supply exist. The Joint Venture has established relationships with suppliers through its barter trade arrangements with brokers for wastepaper.

     ESTABLISHED BRANDS - Wuhan Limited's "Golden Horse" brand paperboard has been established in the China domestic market for over 40 years. Golden Horse is one of the oldest brands in the market and is well known for its quality and reliability. Accordingly, the Joint Venture is able to charge a premium for its product as compared to similarly situated paper mills.

     The Company believes that the signing of the World Trade Organization Pact between the United States and China in November 1999 will lead to the opening of the Chinese market to foreign competitors who will be able to import paper products into the Chinese market with lower import duties. The lower price of imported paper products will increase competition in the Chinese market.

HISTORY OF THE COMPANY

     The Company was incorporated in the State of Delaware on June 26, 1997 as Orient Packaging Holdings Ltd. On June 27, 1997, all the outstanding shares of Orient Investments Limited ("Orient Investments") were acquired by the Company in exchange for the issuance by the Company of a 100% interest in the Company to the former shareholders of Orient Investments. On December 1, 1999, the Company changed its name to China Gateway Holdings Inc.

     Orient Investments, a British Virgin Islands corporation incorporated on January 8, 1997, is a holding company for Orient Packaging Limited (f/k/a Orient Financial Services Limited) ("Orient Packaging"), a British Virgin Islands corporation incorporated on May 25, 1993. Orient Packaging is the owner of a 60% interest in Wuhan Limited; a PRC registered Sino-foreign equity joint venture company. The remaining 40% interest is owned by Wuhan Dong Feng Paper Mill Company, a China state-owned enterprise.

COMPLIANCE WITH ENVIRONMENTAL LAWS

     To date, management believes that the Joint Venture has complied with existing environmental regulations in the PRC. In this connection, commencing in 1996, the PRC government adopted plans for improving the environment and controlling pollution. In order to control acid rain, toxic waste and pollutants emission, the PRC targeted certain regions for environmental protection. The Joint Venture's production plant is located in the Yangtze River region and was not one of the designated control areas. For production plants within the targeted areas, water treatment plants must be installed in order to comply with the pollutants emissions standards. The Joint Venture has its own water treatment facilities and a system for recycling the chemicals used in paper making. Therefore, the Joint Venture will not be affected even if the targeted areas include the Yangtze River region. During the two months ended February 28, 1997, the ten months ended December 31, 1997, and the year ended December 31, 1998, the Joint Venture paid RMB 79,547, RMB 397,733 and RMB 430,991, respectively, to the local environmental protection agency.

WUHAN LIMITED

     The Company presently owns a 60% interest in Wuhan Limited pursuant to a Joint Venture Agreement dated December 20, 1997 (the "Joint Venture Agreement"). The validity, interpretation, execution and settlement of disputes are subject to Chinese law and disputes are required to be submitted for arbitration to the Foreign Economic and Trade Arbitration Commission of the China Council for the Promotion of International Trade. Despite some progress in developing a legal system, China does not have a comprehensive system of laws. The interpretation of Chinese laws may be subject to policy changes reflecting domestic political factors. Enforcement of existing laws, including laws pertaining to Chinese joint ventures, may be uncertain and sporadic, and implementation may be inconsistent.

EMPLOYEES

     The Company, including its subsidiaries, and the Joint Venture have approximately 900 full-time employees. The Company's executive officers are based in the Company's executive office in Hong Kong. All other employees are based in China.

PATENTS AND TRADEMARKS

     The "Golden Horse" brand name has been registered as a trade name in China since 1958 by Wuhan Company. The trade name is licensed to Wuhan Limited by Wuhan Company for the term of the Joint Venture.


                                 PROPERTIES

     HONG KONG. The Company occupies office space in Wanchai, Hong Kong. The lease expires May 9, 2001.

     WUHAN, HUBEI. The Joint Venture leases a paper manufacturing plant in Wuhan, consisting of 25,730 square meters. The lease expires concurrent with the term of the Joint Venture in 2027.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


OVERVIEW:

     China Gateway Holdings Inc., formerly Orient Packaging Holdings Ltd. (the "Company"), was incorporated in the State of Delaware on June 26, 1997. Effective June 27, 1997, the Company issued 2,310,000 shares of common stock to the shareholders of Orient Investments Limited, a British Virgin Islands corporation incorporated on January 9, 1997 ("OIL"), in exchange for 100% of the capital stock of OIL. OIL owned a 100% interest in Orient Packaging Limited ("OPL"), which was incorporated in the British Virgin Islands on May 25, 1993, originally as Orient Financial Services Limited. OPL owned a 60% interest in Wuhan Dong Feng Paper Company Limited, a Sino-foreign equity joint venture ("Wuhan Limited" or the "Joint Venture"), with the remaining 40% owned by Wuhan Dong Feng Paper Mill Company, a PRC state-owned enterprise ("Wuhan Company" or the "Joint Venturer").

     In accordance with an agreement between OPL and Wuhan Company dated December 20, 1996 (the "Joint Venture Agreement"), the Joint Venture was established with a term of 30 years from the date the business license is issued to engage in the manufacture and sale of cartonboard packaging materials. The Joint Venture produces primarily coated and uncoated white-lined chipboard, which are the most common types of cartonboard used in consumer packaging for beverages, dry foodstuffs, pharmaceutical products and other consumer items. The Joint Venture's production facilities and operations are located in the city of Wuhan, Hubei Province, PRC. The Company had no significant operations prior to the commencement of operations by the Joint Venture. As a result of the Company's interest in the Joint Venture, the Company operates in one business segment, the manufacture of cartonboard packaging materials.

     The Joint Venture supplies paperboard directly or indirectly to major international consumer brands. The Joint Venture's customers are concentrated in the PRC. Sales to such customers are generally on an open account basis and are denominated in RMB.

     Through December 31, 1997, OPL had contributed cash of RMB 4,867,636 to Wuhan Limited, and Wuhan Company had contributed a building and machinery, accounts receivable and inventory, net of certain liabilities, with a carrying value of RMB 7,102,039, which approximated fair value at the date of contribution to Wuhan Limited. During the year ended December 31, 1998, OPL contributed cash of RMB 5,752,909 to Wuhan Limited. All initial capital contributions required by the Joint Venture Agreement had been completed as of December 31, 1998.

     Pursuant to an amendment to the Joint Venture Agreement dated February 26, 1998, the parties to the Joint Venture Agreement agreed to expand its registered capital in order to facilitate the expansion of the Joint Venture by March 31, 1999. OPL agreed to contribute additional cash of RMB 34,362,000 to the Joint Venture, consisting of RMB 20,000,000 by December 31, 1998 and RMB 14,362,000 by March 31, 1999, and Wuhan Company agreed to contribute machinery and equipment with a total value of RMB 22,908,000. OPL did not fund its required capital contributions during 1998 and 1999.

     In January 2000, a new timetable was agreed upon whereby OPL was to contribute RMB 5,000,000 by June 30, 2000, another RMB 5,000,000 by September 30, 2000 and RMB 10,000,000 December 31, 2000. No fixed timetable was established for the remaining contributions but they were expected to be funded based on the proceeds available from anticipated capital raising transactions. The parties agreed to delay the discussion of a timetable for any contributions that may be made after December 31, 2000 until an unspecified later date.

     The Company did not meet its June 30, 2000 funding obligation of RMB 5,000,000 to the Joint Venture, and the Company is currently unable to predict if it will be able to meet its funding obligations to the Joint Venture. The Company is engaged in continuing discussions with the Joint Venturer regarding its funding obligations.

     To date, there have been no adverse consequences to not contributing the additional RMB 34,362,000 to the Joint Venture other than the delays incurred to modernize the equipment in the plant. However, management is currently unable to predict the results of the ongoing discussions with the Joint Venturer or if there will be any adverse future consequences relating to the Company's failure to meet its funding obligation.

     Pursuant to an amendment to the Joint Venture Agreement dated April 19, 1999, certain assets and liabilities related to Wuhan Company aggregating RMB 26,112,048 were extinguished, consisting of amounts due to Wuhan Company of RMB 32,122,132, less amounts due from Wuhan Company of RMB 6,010,084, and were reflected as a contribution to capital to the Joint Venture effective December 31, 1998, which resulted in an increase in the Company's equity investment and capital in excess of par of RMB 15,667,229. The amounts due to Wuhan Company that were forgiven reflected unrecoverable charges to the Joint Venture for raw material inventory, as well as general and administrative expenses, financing expenses and certain other expenses. Based on the agreement by Wuhan Company to forgive such amounts, OPL agreed to contribute sufficient capital to the Joint Venture as may be required to fund its operations at current levels. Effective December 31, 1999, Wuhan Company agreed to forgive an additional RMB 16,329,758 of amounts due it for raw material inventory and general and administrative expenses and interest expense, which were also reflected as a capital contribution by the Joint Venturer, which resulted in an increase in the Company's equity investment and capital in excess of par of RMB 9,797,855.

     Since  inception,  the Company has  accounted  for its 60%  interest in the
Joint Venture, which is similar to a majority-owned subsidiary, as a consolidated subsidiary. During the six months ended June 30, 2000, the Company determined that Wuhan Company had retained certain rights under the Joint Venture Agreement that provided Wuhan Company with the ability to participate in management, although such rights have never been asserted by Wuhan Company. Under Emerging Issues Task Force Issue No. 96-16, if a minority joint venture partner has such rights, the majority joint venture partner is required to account for its interest in the joint venture under the equity method of accounting. As a result, the Company's financial statements through December 31, 1999 have been restated to report the Company's investment in the Joint Venture under the equity method of accounting. The restatement did not have any effect on net income (loss), net income (loss) per share, or shareholders' equity.

     During the six months ended June 30, 2000, the Joint Venture Agreement was amended to clearly express the intent of the parties that the Company is the controlling party in the Joint Venture. Since the Joint Venture Agreement was amended during 2000, the Company is reporting its investment in the Joint Venture as a consolidated subsidiary commencing January 1, 2000.

     The acquisition of OIL by the Company was accounted for as a recapitalization of OIL, as the shareholders of OIL acquired all of the capital stock of the Company in a reverse acquisition. Accordingly, the assets and liabilities of OIL have been recorded at historical cost, and the shares of common stock issued by the Company have been reflected in the consolidated financial statements giving retroactive effect as if the Company had been the parent company from inception. The historical consolidated financial statements for the nine months ended September 30, 1999 and 1998, the year ended December 31, 1998, and the ten months ended December 31, 1997 consist of the combined financial statements of the Company and its direct and indirect subsidiaries from the dates of their respective formation or acquisition.

     The consolidated financial statements have been presented in Chinese Renminbi ("RMB"). Transactions and monetary assets denominated in currencies other than the RMB are translated into RMB at the respective applicable exchange rates. Monetary assets and liabilities denominated in other currencies are translated into RMB at the applicable rate of exchange at the balance sheet date. The resulting exchange gains or losses are credited or charged to the consolidated statements of operations. Currency translation adjustments arising from the use of different exchange rates from period to period are included in comprehensive income.


RESULTS OF OPERATIONS:

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998:

China Gateway Holdings Inc. -

     General and Administrative Expenses. For the nine months ended September 30, 1999, general and administrative expenses were RMB 1,569,059, as compared to general and administrative expenses of RMB 3,345,992 for the nine months ended September 30, 1998. General and administrative expenses decreased by RMB 1,776,933 in 1999 as compared to 1998 primarily a result of reduced travel and personnel costs.

     Other Income (Expense). The Company had commission income of RMB 767,689 during the nine months ended September 30, 1999. The Company did not have any commission income during the nine months ended September 30, 1998.

     Equity in Net Loss of Joint Venture. As a result of the Company's 60% equity interest in the Joint Venture, the Company recorded equity in net loss of joint venture of RMB 5,226,004 for the nine months ended September 30, 1999, as compared to RMB 7,451,020 for the nine months ended September 30, 1998.

     Income Taxes. The Company did not recognize any income tax expense for the nine months ended September 30, 1999 and 1998. The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The Company's British Virgin Islands subsidiaries are not liable for income taxes.

     Net Loss. Net loss was RMB 6,027,366 for the nine months ended September 30, 1999, as compared to a net loss of RMB 10,847,495 for the nine months ended September 30, 1998.


The Joint Venture -

     Sales. Sales remained relatively constant in 1999 as compared to 1998, decreasing by RMB 423,000 or 1.0%. For the nine months ended September 30, 1999, sales were RMB 42,660,000, all to unrelated parties. For the nine months ended September 30, 1998, sales were RMB 43,083,000, consisting of RMB 40,478,000 (94.0%) to unrelated parties and RMB 2,605,000 (6.0%) to related parties. During the nine months ended September 30, 1999, 10,665 metric tons of cartonboard were sold at an average per ton selling price of RMB 4,000, as compared to 11,337 metric tons of cartonboard sold at an average per ton selling price of RMB 3,800 during the nine months ended September 30, 1998.

     Gross Profit. For the nine months ended September 30, 1999, gross profit was RMB 4,451,000 or 10.4% of sales, as compared to a negative gross profit of RMB (884,000) or (2.1%) of sales for the nine months ended September 30, 1998. The Joint Venture incurred a negative gross profit for the nine months ended September 30, 1998 as a result of its cost of raw material inventory having included certain unrecoverable costs. The Joint Venture was unable to sell its products in 1998 at a price sufficient to recover such excess inventory costs because of management's concentration at that time on sales to related parties and on maintaining market share at the expense of profitability. The purchase liability associated with such excess inventory was forgiven by Wuhan Company effective December 31, 1998, as described above at "Overview".

     Operating Expenses. For the nine months ended September 30, 1999, operating expenses were RMB 13,035,000 or 30.6% of sales, as compared to operating expenses of RMB 9,265,000 or 21.5% of sales for the nine months ended September 30, 1998, an increase of RMB 3,770,000 or 40.7%, primarily as a result of increased personnel related expenses.

     Loss from Operations. For the nine months ended September 30, 1999, the loss from operations was RMB 8,584,000, as compared to a loss from operations of RMB 10,149,000 for the nine months ended September 30, 1998. The net loss from operations decreased by RMB 1,565,000 as a result of the Joint Venture generating a positive gross profit in 1999 as compared to a negative gross profit in 1998, offset in part by the increase in operating expenses.

     Other Income (Expense). For the nine months ended September 30, 1999, interest expense was RMB 728,000, consisting of RMB 648,000 to related parties and RMB 80,000 to unrelated parties. For the nine months ended September 30, 1998, interest expense was RMB 2,294,000, consisting of RMB 2,087,000 to related parties and RMB 207,000 to unrelated parties. Interest expense to related parties decreased in 1999 as compared to 1998 as a result of the decrease in amounts due Wuhan Company, which were forgiven by Wuhan Company effective December 31, 1998, as described above at "Overview". For the nine months ended September 30, 1999, other income was RMB 602,000, consisting of RMB 595,000 of commission income and RMB 7,000 of interest income. For the nine months ended September 30, 1998, other income was RMB 25,000, consisting of RMB 18,000 of interest income and RMB 7,000 of other income.

     Income Taxes. The Joint Venture did not have any income tax expense for the nine months ended September 30, 1999 and 1998.

     Net Loss. Net loss was RMB 8,710,000 for the nine months ended September 30, 1999, as compared to a net loss of RMB 12,418,000 for the nine months ended September 30, 1998.

YEAR ENDED DECEMBER 31, 1998 AND TEN MONTHS ENDED DECEMBER 31, 1997:

China Gateway Holdings Inc. -

     General and Administrative Expenses. For the year ended December 31, 1998, general and administrative expenses were RMB 5,447,516. For the ten months ended December 31, 1997 general and administrative expenses were RMB 575,003. General and administrative expenses increased substantially in 1998 as compared to 1997 primarily as a result of increased personnel-related expenses.

     Other Income (Expense). For the year ended December 31, 1998, interest expense was RMB 76,522. For the ten months ended December 31, 1997, interest expense was RMB 2,343. For the year ended December 31, 1998, interest income was RMB 27,999 and other income was RMB 230,667. For the ten months ended December 31, 1997, interest income was RMB 4,303 and other income was RMB 11,326.

     Equity in Net Income (Loss) of Joint Venture. As a result of the Company's 60% equity interest in the Joint Venture, the Company recorded equity in net loss of joint venture of RMB 14,780,842 for the year ended December 31, 1998, as compared to equity in net income of joint venture of RMB 2,407,168 for the ten months ended December 31, 1997.

     Income Taxes. The Company did not recognize any income tax expense for the year ended December 31, 1998 and the ten months ended December 31, 1997. The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The Company's British Virgin Islands subsidiaries are not liable for income taxes.

     Net Income (Loss). Net loss was RMB 20,046,214 for the year ended December 31, 1998. Net income was RMB 1,845,451 for the ten months ended December 31, 1997.


     The Joint Venture -

     Sales. Sales decreased significantly in 1998 as compared to 1997, declining by RMB 33,255,000 or 35.6%. For the year ended December 31, 1998, sales were RMB 60,322,000, consisting of RMB 55,417,000 (91.9%) to unrelated parties and RMB 4,905,000 (8.1%) to related parties. For the ten months ended December 31, 1997, sales were RMB 93,577,000, consisting of RMB 75,366,000 (80.5%) to unrelated parties and RMB 18,211,000 (19.5%) to related parties. During the year ended September 30, 1999, 15,847 metric tons of cartonboard were sold at an average per ton selling price of RMB 3,800. During the ten months ended December 31, 1997, 27,648 metric tons of cartonboard were sold at an average per ton selling price of RMB 3,380.

     The decrease in sales in 1998 as compared to 1997 was a result of several factors. The Joint Venture abandoned its previous policy of reducing prices to maintain or increase market share. Due to low profit margins and credit risk, the Joint Venture intentionally reduced sales to related parties in 1998. The Joint Venture also reduced its customers from 273 in 1997 to 82 in 1998 by implementing a program in 1998 to focus on its key customers, particularly multi-national consumer product companies that operate in the PRC. The Joint Venture believes that these customers can generate larger orders that will allow the Company to operate its manufacturing facilities more efficiently, which in turn will generate improved profit margins. Although these factors had the effect of significantly reducing sales in 1998 as compared to 1997, the Company believes that these policies will ultimately result in increased sales with improved profit margins and reduced credit risk.

     Gross Profit. For the year ended December 31, 1998, the Joint Venture had a negative gross profit of RMB 6,432,000 or 10.7% of sales. For the ten months ended December 31, 1997, the Joint Venture had a gross profit of RMB 16,423,000 or 17.6% of sales. The Joint Venture incurred a negative gross profit for the year ended December 31, 1998 as a result of its cost of raw material inventory having included certain unrecoverable costs. The Joint Venture was unable to sell its products in 1998 at a price sufficient to recover such excess inventory costs because of management's concentration at that time on sales to related parties and on maintaining market share at the expense of profitability. The purchase liability associated with such excess inventory was forgiven by Wuhan Company effective December 31, 1998, as described above at "Overview".

     Operating Expenses. For the year ended December 31, 1998, operating expenses were RMB 15,024,000 or 24.9% of sales. For the ten months ended
December 31, 1997, operating expenses were RMB 9,637,000 or 10.3% of sales. Operating expenses increased significantly in 1998 as compared to 1997 primarily as a result of increased personnel-related expenses.

     Loss from Operations. For the year ended December 31, 1998, the loss from operations was RMB 21,456,000. For the ten months ended December 31, 1997, income from operations was RMB 6,786,000. The Joint Venture incurred a net loss from operations in 1998 as compared to net income from operations in 1997 primarily as a result of the substantial decrease in sales.

     Other Income (Expense). For the year ended December 31, 1998, other income was RMB 234,000, consisting of interest income of RMB 26,000 and other income of RMB 208,000. For the ten months ended December 31, 1997, other income was RMB 791,000, consisting of interest income of RMB 742,000 and other income of RMB 49,000.

     Income Taxes. The Joint Venture did not have any income tax expense for the year ended December 31, 1998 or the ten months ended December 31, 1997.

     Net Income (Loss). Net loss was RMB 24,635,000 for the year ended December 31, 1999, as compared to net income of RMB 4,012,000 for the year ended December 31, 1997.



FINANCIAL CONDITION:

LIQUIDITY AND CAPITAL RESOURCES:

Chine Gateway Holdings Inc. -

     Operating. For the year ended December 31, 1998, the Company's operations utilized cash resources of RMB 3,437,859. For the ten months ended December 31, 1997, the Company's operations utilized cash resources of RMB 594,206. As of December 31, 1998, the Company had a net working capital deficiency of RMB
588,404, equivalent to a current ratio of 0.59:1. The Company's operations utilized an increased amount of cash resources in 1998 as compared to 1997 as a result of an increase operating expenses.

     For the nine months ended September 30, 1999, the Company's operations generated cash resources of RMB 155,309, as compared to utilizing cash resources of RMB 2,044,250 for the nine months ended September 30, 1998. As of September 30, 1999, the Company had a net working capital deficiency of RMB 864,711, equivalent to a current ratio of 0.73:1. The Company's operations generated cash resources in 1999 as compared to utilizing cash resources in 1998 primarily as a result of a reduction in operating expenses.

     Investing. During the year ended December 31, 1998, the Company increased its investment in Joint Venture by RMB 5,752,909. During the ten months ended December 31, 1997, the Company increased its investment in Joint Venture by RMB 4,867,636. During the nine months ended September 30, 1999, the Company had no additions to its investment in Joint Venture.

     During the year ended December 31, 1998, the Company had no additions to property and equipment. During the ten months ended December 3, 1997, the Company had RMB 11,877 of additions to property and equipment. During the nine months ended September 30, 1999, the Company had RMB 129,304 of additions to property and equipment. During the nine months ended September 30, 1998, the Company had no additions to property and equipment.

     Financing. From March 1997 through September 1999, the Company has relied primarily on the sale of its securities for the working capital resources to fund its operations and investments in the Joint Venture.

     In conjunction with the reverse merger transaction on June 27, 1997 pursuant to which 2,310,000 shares of common stock were issued, the Company received net assets with an historical cost basis of RMB 1,655,780. During the ten months ended December 31, 1997, the Company sold 212,000 shares of common stock for net proceeds of RMB 4,393,414, and issued an additional 465,000 shares of common stock to entities arranging such financing for consideration of RMB 24,836. During the year ended December 31, 1998, the Company issued 773,466 shares of common stock for net proceeds of RMB 9,131,001. In addition, during the year ended December 31, 1998, stock options and warrants were exercised, resulting in the issuance of 393,692 shares of common stock for net proceeds of RMB 28,200.

     During the nine months ended September 30, 1999, the Company issued 153,000 shares of common stock for net proceeds of RMB 612,770.

     During the nine months ended September 30, 1999, certain shareholders made advances to the Company totaling 506,451, which are unsecured, non-interest bearing and are payable on demand.

THE JOINT VENTURE:

     Operating. As of December 31, 1998, the Joint Venture had net working capital of RMB 14,107,000, equivalent to a current ratio of 1.42:1. As of September 30, 1999, the Joint Venture had net working capital of RMB 6,761,000, equivalent to a current ratio of 1.22:1.

     A primary reason for the Joint Venture having a significant positive working capital position at December 31, 1998 and September 30, 1999 was the forgiveness of debt by Wuhan Company effective December 31, 1998 of RMB 26,112,048, respectively.

     Investing. As of September 30, 1999 the Joint Venture had budgeted capital expenditures of approximately RMB 500,000 through December 31, 1999.

     Financing. From March 1997 through September 1999, the Joint Venture has relied on the credit provided by Wuhan Company, the 40% interest holding in the Joint Venture, supplemented by investments by the Company and short-term bank loans, for the working capital resources to fund its operations.

     The Joint Venture had short-term bank loans of RMB 1,227,057 at December 31, 1998, which were fully repaid during the year ended December 31, 1999.

     During the ten months ended December 31, 1997, the Company advanced RMB 1,816,589 to the Joint Venture. This advance was repaid during 1998.

     At December 31, 1998 and 1997, and at September 30, 1999, the Joint Venture has RMB 4,730,373, RMB 32,610,380 and RMB 11,636,369, respectively, due to the Joint Venturer, which is unsecured, bears interest at the current market rate (9.2% at December 31, 1997 and 5.8% at September 30, 1999) and is due on demand. Interest expense related to this obligation was approximately RMB 3,115,937, RMB 3,117,027, and RMB 648,124 for the year ended December 31, 1998, the ten months ended December 31, 1997 and the nine months ended September 30, 1999, respectively. The weighted average interest rate on short-term loans and the amount due to the Joint Venturer was 9.54% at December 31, 1998 and 6.5% at September 30, 1999.

     At December 31, 1998 and 1997, and at September 30, 1999, the Joint Venture has a receivable of RMB 1,634,478, RMB 1,135,377 and RMB 1,310,213,
respectively, due from an affiliate of the Joint Venturer. During the year ended December 31, 1998, the ten months ended December 31, 1997 and the nine months ended September 30, 1999, the Joint Venture purchased RMB 4,551,242, RMB 15,239,725 and RMB 0, respectively, of raw material inventory and had net sales of RMB 4,905,190, RMB 18,211,179, and RMB 0, respectively, to this affiliate.

     Additional transactions with respect to the Joint Venture are described above at "Overview".

     Both the Company and the Joint Venture have incurred operating losses and negative cash flows from operations during the past few years that may impair the Company's ability to obtain additional equity capital. The Company has relied on the sale of its securities and the credit provided by Wuhan Company to fund the operations of the Joint Venture since 1997. Based on currently proposed plans and assumptions relating to the Joint Venture's operations, combined with the credit provided by Wuhan Company, the Company believes that the projected cash flows from operations, combined with the credit provided by Wuhan Company, will provide sufficient liquidity and capital resources to support the Joint Venture's operations through December 31, 2000.

     However, the Company anticipates that it will require additional capital to meet its funding obligations to the Joint Venture. In addition, to the extent that the Joint Venture experiences a substantial increase in revenues and/or the Company acquires other business operations, additional capital may be required. Should the cash flows generated by operating and financing activities be insufficient to fund future operations, the ability of both the Company and the Joint Venture to conduct operations may be impaired.


INFLATION AND CURRENCY MATTERS:

     In recent years, the Chinese economy has experienced periods of rapid growth as well as relatively high rates of inflation, which in turn has resulted in the periodic adoption by the Chinese government of various corrective measures designed to regulate growth and contain inflation. Since 1993, the Chinese government has implemented an economic program designed to control inflation, which has resulted in the tightening of working capital available to Chinese business enterprises. The recent Asian financial crisis has resulted in a general reduction in domestic production and sales, and a general tightening of credit, throughout China. The success of the Company depends in substantial part on the continued growth and development of the Chinese economy.

     Foreign operations are subject to certain risks inherent in conducting business abroad, including price and currency exchange controls, and fluctuations in the relative value of currencies. Changes in the relative value of currencies may occur periodically and may, in certain instances, materially affect the Company's results of operations. Both the conversion of Renminbi into foreign currencies and the remittance of foreign currencies abroad requires the approval of the government of China. The Renminbi is not freely convertible into foreign currencies, and the ability to convert the Renminbi is subject to the availability of foreign currencies. Effective December 1, 1998, all foreign exchange transactions involving the Renminbi must take place through authorized banks in China at the prevailing exchange rates quoted by the People's Bank of China. The Company expects that a portion of its revenues will need to be converted into other currencies to meet foreign currency exchange obligations, including the payment of any dividends declared.

     Although the central government of China has repeatedly indicated that it does not intend to devalue its currency in the near future, recent announcements by the central government of China indicate that devaluation is an increasing possibility. Should the central government of China decide to devalue the Renminbi, the Company does not believe that such an action would have a detrimental effect on the Company's operations, since the Company conducts virtually all of its business in China, and the sale of its products in settled in Renminbi. However, devaluation of the Renminbi against the United States dollar would adversely affect the Company's financial performance when measured in United States dollars.

RECENT ACCOUNTING PRONOUNCEMENTS:

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. SFAS No. 130 defined comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's only current component of comprehensive income is foreign currency translation adjustment. The Company adopted SFAS No. 130 for its fiscal year beginning January 1, 1998. Adoption of SFAS No. 130 did not have a material effect on the Company's financial statement presentation and disclosures.

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information"
("SFAS No.  131"),  which  supersedes  SFAS No.  14,  "Financial  Reporting  for
Segments of a Business Enterprise" and which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements. SFAS No. 131 also establishes standards for disclosures by public companies regarding information about their major customers, operating segments, products and services, and the geographic areas in which they operate. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires comparative information for earlier years to be restated. The Company operates in only one segment, the manufacture and sale of cartonboard packaging materials. The Company adopted SFAS No. 131 for its fiscal year beginning January 1, 1998. Adoption of SFAS No. 131 did not have a material effect on the Company's financial statement presentation and disclosures.

     In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits" ("SFAS No. 132"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 132 revises employers' disclosures about pension and other post retirement benefit plans. SFAS No. 132 requires comparative information for earlier years to be restated. The Company does not have any pension or other post retirement benefit plans. The Company adopted SFAS No. 132 for its fiscal year beginning January 1, 1998. Adoption of SFAS No. 132 did not have a material effect on the Company's financial statement presentation and disclosures.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 also addresses the accounting for hedging activities. The Company will adopt SFAS No. 133 for its fiscal year beginning January 1, 2001. The Company currently does not have any derivative instruments nor is it engaged in any hedging activities, thus the Company does not believe that implementation of SFAS No. 133 will have a material effect on its financial statement presentation and disclosures.

       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of December 31, 1999 with respect to the beneficial ownership of the common stock of the Company by each beneficial owner of more than 5% of the outstanding shares of common stock of the Company, each director, each executive officer and all executive officers and directors of the Company as a group, the number of shares of common stock owned by each such person and group and the percent of the Company's common stock so owned.

     As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated. The address of those persons for which an address is not otherwise indicated is CLI Building, Suite 1003, 313 Hennessy Road, Hong Kong.

                                                                                      PERCENTAGE OF OUTSTANDING
                                           NUMBER OF SHARES OF COMMON                    SHARES OF COMMON STOCK
NAME OF BENEFICIAL OWNER                    STOCK BENEFICIALLY OWNED                     BENEFICIALLY OWNED(1)
------------------------                    ------------------------                     ---------------------
Danny Wu                                                1,250,000(2)                               29.02%
Lawrence Hon                                            1,250,000(2)                               29.02%
Vincent Chan                                              172,868(3)                                4.01%
Chen Yuen Chen                                                 --                                     --%
All Directors and Executive
Officers as a group (4 persons)                         1,422,868                                  33.03%

5% BENEFICIAL OWNERS

Gateway Worldwide Ltd.                                  1,250,000                                  29.02%

Cartier-Fleming International Limited                     518,606                                  12.04%
13C Chinaweal Centre
414-424 Jaffe Road
Wanchai, Hong Kong


(1) Calculations based upon 4,307,158 shares issued and outstanding on December 31, 1999.
(2) Represents 1,250,000 shares held by Gateway Worldwide Ltd., a British Virgin Islands corporation  owned equally by Lawrence Hon and Danny Wu.
(3) Represents 172,868 shares held by Critical Success Ltd., a British Virgin Islands corporation, of which
    Mr. Chan is the sole shareholder.

                                    MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table and text sets forth the names and ages of all directors and executive officers of the Company and the key management personnel as of December 31, 1999, excluding persons who resigned subsequent to that date. The Board of Directors of the Company is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Executive officers serve at the discretion of the Board of Directors and are appointed to serve until the first Board of Directors meeting following the annual meeting of stockholders. Also provided is a brief description of the business experience of each director and executive officer and the key management personnel during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.


         NAME             AGE                   POSITION
         ----             ---                   --------

         Danny Wu          39          Chairman of the Board of Directors, Chief
                                       Executive Officer and Secretary

         Lawrence Hon      51          Director

         Vincent Chan      36          Director

         Chen Yuen Chen    29          Vice President - Business Department


                              BACKGROUND AND EXPERIENCE


Danny W. Wu was appointed Chairman of the Board of Directors, Chief Executive Officer and Secretary of the Company in March 1999. Mr. Wu has over ten years of experience in international trade, manufacturing management and direct investment in China. He started as a loan officer in Hang Lung Bank, Hong Kong. He joined the Hong Kong Trade Development Council (HKTDC) in 1985 and was in charge of promoting HKTDC's services to the local business community. Subsequently, he was assigned to promote Hong Kong's export trade and investments and assisted a number of foreign companies to invest in Hong Kong and China during that period. Mr. Wu was then promoted to project manager, responsible for organizing and the overall management of a number of international conventions and exhibitions. He joined Quanta Industries Inc., a Taiwanese conglomerate, in 1989 as the general manager of its Hong Kong office overseeing trading, direct investment activities and setting up joint venture enterprises in China. The joint ventures related to catering, cable manufacturing and metal processing. He was also involved in the general financial management of these ventures. Mr. Wu was a founding member of Sino-Forest Corporation, a company listed on the Toronto Stock Exchange, with investments in forestry in China. He was responsible for market development of wood chips and procurement in China and Asia. In 1995, Mr. Wu founded an investment company, and invested in a number of ventures in China, Hong Kong and the United States. He is a graduate of the University of Hong Kong with a degree in management studies and economics.

Lawrence Hon was appointed a director of the Company in March 1999. He started his career as a professional accountant. In 1984, Mr. Hon joined Modern Printing Equipment Ltd. as the Financial Director. Modern Printing Equipment Ltd. was a subsidiary of KNP BT, a Dutch based multinational group. KNP BT was the world's eighth largest forestry group specializing in paper, packaging and printing. He was promoted to KNP BT's Regional Financial Director in 1986 and Deputy Managing Director of Asian Operations in 1990, responsible for Hong Kong, China, Taiwan and Korea. Between 1994 and 1996, Mr. Hon served as the Senior Vice President of Sino-Forest Corporation, a company listed on the Toronto Stock Exchange. Mr. Hon was in charge of tree plantation, which provided wood fiber for paper, packaging and panel-board production. Mr. Hon is currently the Chief Executive Officer and President of AgroCan Corporation, a public reporting company specializing in the production and distribution of fertilizer products in China. Mr. Hon is a professional accountant with fellowship in the respective accountants' associations in Hong Kong and the United Kingdom. He also holds an MBA degree and a professional qualification in Information Technology.

Vincent Chan was appointed a director of the Company in March 1999. In 1996, Mr. Chan joined Suez Asia Inc., a European investment fund for China as an investment director. Between 1989 and 1996, he served in various capacities in the financial field, including corporate finance and direct investment for Standard Chartered Asia Limited and HSBC Private Equity Management Limited. He has over 11 years experience in direct investments and merger and acquisitions in Asia, including China. Mr. Chan received a Bachelor of Arts degree in Geography and Economics from the University of Hong Kong in 1986, and an MBA degree from the Manchester Business School in the United Kingdom in 1998.

Chen Yuen Chen was appointed Vice President of Business Development for the Company in March 1999. Mr. Chen is responsible for sales and market development for the Company's products produced by the Packaging and Wood Divisions. Mr. Chen has a strong technical background and extensive experience in printing and packaging industry in China. From 1993 through 1999, Mr. Chen was the Marketing Manager for a major toy manufacturer in Guangzhou. He managed a team of 30 sales and marketing personnel. He is a graduate of the Faculty of Electronics of Beijing Printing Institute where he majored in electronic publishing.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid during the fiscal years ended December 31, 1998 and 1997 to the Company's Chief Executive Officer. No officer of the Company received annual compensation in excess of US$100,000 per annum.

                           SUMMARY COMPENSATION TABLE


   NAME AND PRINCIPAL POSITION                    YEAR                SALARY
   ---------------------------                    ----                ------

Nils A. Ollquist(1), Chairman, President,         1998               US$86,710
Chief Executive Officer and Secretary             1997               US$88,258


(1) On March 20, 1999, Nils A. Ollquist resigned as Chairman, President, Chief Executive Officer and Secretary and Danny Wu became Chairman, Chief Executive Officer and Secretary.

COMPENSATION AGREEMENTS

     There are currently no long-term employment or consulting agreements between the Company and the executive officers or directors of the Company.

BOARD OF DIRECTORS

     During the year ended December 31, 1998, twelve meetings of the Board of Directors were held; certain corporate actions were also conducted by unanimous written consent of the Board of Directors. Directors receive no compensation for serving on the Board of Directors, but are reimbursed for any out-of-pocket expenses incurred in attending board meetings. The Company had no audit, nominating or compensation committees, or committees performing similar functions, during the year ended December 31, 1998.

STOCK OPTION PLAN

     As of December 31, 1999, the Company had not adopted a stock option plan.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the year ended December 31, 1998, the ten months ended December 31, 1997, and the nine months ended September 30, 1999, the Company advanced RMB 579,116, RMB 496,011 and RMB 0, respectively, to affiliated entities controlled by a shareholder of the Company. At December 31, 1998 and 1997, and at September 30, 1999, the Company has RMB 266,928, RMB 121,352 and RMB 266,928,
respectively, due from these affiliates. These advances are unsecured, non-interest bearing and are due on demand.

     During the ten months ended December 31, 1997, the Company advanced RMB 1,816,589 to the Joint Venture. This advance was repaid during 1998.

     During the year ended December 31, 1998, the Joint Venture made advances of RMB 44,319 to the Company. These advances were repaid during 1999.

     When the Joint Venture was formed in 1997, it owed the Joint Venturer net current payables in excess of RMB 33,000,000. In order to assist the economic viability of the Joint Venture, effective December 31, 1998, the Joint Venturer forgave RMB 26,112,048 of the initial indebtedness. Because the debt forgiveness was made by a significant equity investor in the Joint Venture, for US GAAP the Joint Venture accounted for the debt extinguishment as a capital contribution by the Joint Venturer, which resulted in an increase in the Company's equity investment and capital in excess of par of RMB 15,667,229.

     At December 31, 1998 and 1997, and at September 30, 1999, the Joint Venture has RMB 4,730,373, RMB 32,610,380 and RMB 11,636,369, respectively, due to the Joint Venturer, which is unsecured, bears interest at the current market rate (9.2% at December 31, 1998 and 5.8% at September 30, 1999) and is due on demand. Interest expense related to this obligation was approximately RMB 3,115,937, RMB 3,117,027, and RMB 648,124 for the year ended December 31, 1998, the ten months ended December 31, 1997, and the nine months ended September 30, 1999, respectively. The weighted average interest rate on the short-term loans and the amount due to the Joint Venturer was 9.54% at December 31, 1998 and 6.5% at September 30, 1999.

     At December 31, 1998 and 1997, and at September 30, 1999, the Joint Venture has a receivable of RMB 1,634,478, RMB 1,135,377 and RMB 1,310,213,
respectively, due from an affiliate of the Joint Venturer. During the year ended December 31, 1998, the ten months ended December 31, 1997, and the nine months ended September 30, 1999, the Joint Venture purchased RMB 4,551,242, RMB 15,239,725, and RMB 0, respectively, of raw material inventory and had net sales of RMB 4,905,190, RMB 18,211,179, and RMB 0, respectively, to this affiliate.

     During the nine months ended September 30, 1999, certain shareholders made advances to the Company totaling RMB 506,451. The advances are unsecured, non-interest bearing and are due on demand.


                            DESCRIPTION OF SECURITIES

GENERAL

     The Company is authorized by its Certificate of Incorporation to issue an aggregate of 50,000,000 shares of common stock, par value US$0.0001 per share.

     The following summary descriptions are qualified in their entirety by reference to the Company's Certificate of Incorporation, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The Company is authorized to issue 50,000,000 shares of common stock, par value US$0.0001 per share. As of December 31, 1999, 4,307,158 shares of common stock were issued and outstanding. Each stockholder is entitled to one vote per share of common stock owned by such stockholder on all matters submitted to a vote of the stockholders.

     The common stock is not entitled to preemptive rights and is not subject to redemption. Holders of common stock are entitled to receive dividends at such times and in such amounts as the Board of Directors, from time to time, may determine. Holders of common stock are entitled to receive, on a pro rata basis, all remaining assets of the Company available for distribution to the holders of common stock in the event of the liquidation, dissolution or winding up of the Company.

     All outstanding shares of common stock are validly issued, fully paid and non-assessable.

SECTION 203 OF DELAWARE LAW

     Section 203 of the Delaware Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date, the business combination is approved by the board of directors and by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person, who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Section 203 may have a depressive effect on the market price of the common stock.

TRANSFER AGENT

     The Transfer Agent and Registrar for the common stock is U.S. Stock Transfer Corporation, Glendale, California.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company was formed on June 26, 1997. Since October 1997, the Company's common stock has been listed for trading on the OTC Bulletin Board under the symbol "ORPK". The trading market is limited and sporadic and should not be deemed to constitute an established trading market. In connection with the change of the Company's name to China Gateway Holdings Ltd., the Company's symbol was changed to "CNGH" on December 13, 1999.

     The following table sets forth the range of bid prices of the Company's common stock as quoted on the OTC Bulletin Board during the periods indicated. Such prices reflect prices between dealers in securities and do not include any retail markup, markdown or commission and may not necessarily represent actual transactions. The information set forth below was provided by NASDAQ Trading & Market Services.


                                                  HIGH                      LOW
                                                  ----                      ---

FISCAL YEAR ENDED DECEMBER 31, 1998

First Quarter                                   $9.99                     $2.67
Second Quarter                                   6.25                      4.50
Third Quarter                                    5.13                      0.38
Fourth Quarter                                   2.88                      1.13

FISCAL YEAR ENDED DECEMBER 31, 1999

First Quarter                                    2.00                       .59
Second Quarter                                   3.59                       .75
Third Quarter                                    2.25                       .94
Fourth Quarter                                   2.44                       .69

FISCAL YEAR ENDING DECEMBER 31, 2000

Period from January 1, 2000 to
     January 6, 2000                              .81                       .56



     The closing bid price for the common stock as reported by OTC Bulletin Board on January 6, 2000 was $0.625.

     As of December 31, 1999, there were 44 holders of record of the Company's Common stock.

DIVIDEND POLICY

     The Company has never paid dividends on the common stock and does not anticipate paying dividends on its common stock in the foreseeable future. It is the present policy of the Board of Directors to retain all earnings to provide for the future growth of the Company. The payment of dividends on the Company's common stock in the future will depend on the results of operations, financial condition, capital expenditure plans and other cash commitments of the Company and will be at the sole discretion of the Board of Directors.

ITEM 2.  LEGAL PROCEEDINGS

     There are no pending or threatened legal proceedings against the Company, including its subsidiaries, or the Joint Venture.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     The following is information for all securities that the Company has sold since inception without registering the securities under the Securities Act:

     1. On June 27, 1997, the Company issued a total of 2,310,000 shares of common stock, consisting of 1,684,856 shares of common stock to Cartier-Fleming International Limited, 561,619 shares of common stock to Critical Success Limited, 57,750 to Mr. Xiang Bin and 5,775 shares to Mr. Lachlan J. Christie, in connection with the acquisition of 100% of the interest in Orient Investments Limited. The shares were issued in a private transaction not involving an offering pursuant to Section 4(2) of the Securities Act. This transaction was characterized as a reincorporation and had no financial impact on the Company.

     2. On June 27, 1997, the Company issued 285,000 shares of common stock to four unrelated accredited financial consultants of the Company for services rendered in connection with the reincorporation discussed in Transaction 1. The shares were issued pursuant to Rule 506 of Regulation D.

     3. On June 27, 1997, the Company issued 180,000 shares of common stock and an option to purchase 150,000 shares of common stock at $1.66 per share to an unrelated accredited financial consultant of the Company for services rendered in connection with the reincorporation discussed in Transaction 1. The shares were issued pursuant to Rule 504 of Regulation D and the option was issued pursuant to 4(2) of the Securities Act.

     4. From July 1997 through March 1998, the Company issued an aggregate of 317,700 shares of common stock to 23 accredited investors at $2.50 per share in a private placement, for an aggregate purchase price of $794,250. The investors either had pre-existing personal or business relationships with the Company's officers and/or directors or were introduced to the Company by financial consultants of the Company who were affiliated with registered broker-dealers. The shares were issued pursuant to Rule 504 of Regulation D.

     5. From January 1998 through May 1998, the Company issued 45,800 shares of common stock to 8 accredited investors at $2.50 per share in a private placement, for an aggregate purchase price of $114,500. The investors were introduced to the Company by financial consultants of the Company who were affiliated with registered broker-dealers. The shares were issued pursuant to Rule 506 of Regulation D.

     6. From January 1998 through April 1998, the Company issued 23,050 shares of common stock to 12 accredited investors for $2.75 per shares in a private placement, for an aggregate purchase of $63,388. The investors were introduced to the Company by financial consultants of the Company who were affiliated with registered broker-dealers. The shares were issued pursuant to Rule 504 of Regulation D.

     7. On October 31, 1997, March 20, 1998 and April 3, 1998, the Company issued warrants to an accredited unrelated financial consultant of the Company to purchase 45,000, 30,000 and 45,000 shares, respectively, at an exercise price of $.10 per share, for services rendered in connection with the private placements described in Transactions 4, 5 and 6. The warrants were issued pursuant to Rule 504 of Regulation D.

     8. In March 1998 and April 1998, the warrants issued in Transaction 7 were exercised for an aggregate of 120,000 shares of common stock. The shares were issued pursuant to Rule 504 of Regulation D.

     9. On April 8, 1998, the option issued in Transaction 3 was exercised pursuant to the cashless exercise provision as provided in the Stock Option Agreement for an aggregate of 111,692 shares of common stock. The shares were issued pursuant to Section 4(2) of the Securities Act.

     10. On March 27, 1998, the Company issued 3,000 shares of common stock and warrants to purchase 125,000 shares of common stock at $.10 per share, which were immediately exercised, to an accredited investor for an aggregate purchase price of $100,000. The investor had a pre-existing business relationship with the Company. The 3,000 shares of common stock were issued pursuant to Rule 504 of Regulation D and the warrants for the 125,0000 shares and the 125,000 shares of common stock were issued pursuant to Rule 506 of Regulation D.

     11. On April 16, 1998, the Company issued warrants to purchase 3,905 shares of common stock to an accredited investor in Transaction 4 as compensation for services rendered in connection with Transaction 4. The warrants were issued pursuant to Rule 504 of Regulation D.

     12. On May 15, 1998, the Company issued 235,316 units, each unit consisting of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $2.75 per share, at $2.75 per unit in a private placement to 24 accredited investors for an aggregate purchase price of $647,119. The investors were introduced to the Company by financial consultants of the Company who were affiliated with registered broker-dealers. The units were issued pursuant to Rule 506 of Regulation D.

     13. On August 10, 1998, the Company issued 15,000 shares of common stock to an accredited unrelated financial consultant for financial services rendered in connection with Transaction 12. The shares were issued pursuant to Rule 504 of Regulation D.

     14. In August 1998 and September 1998, the Company issued 10,600 shares of common stock to 3 accredited unrelated financial consultants for services rendered in connection with Transaction 12. The shares were issued pursuant to Rule 504 of Regulation D.

     15. From September 1998 to November 1998, the Company issued 250,000 units, each unit consisting of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $.10, at $1.00 per unit to four accredited investors, for an aggregate purchase price of $250,000. The investors were introduced to the Company by financial consultants of the Company who were affiliated with registered broker-dealers. The units were issued pursuant to Rule 504 of Regulation D.

     16. On November 5, 1998, the Company issued 20,000 units, each unit consisting of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $.10, at $1.50 per unit to one accredited investor, for an aggregate purchase price of $30,000. The investor was introduced to the Company by a financial consultant of the Company who was affiliated with a registered broker-dealer. The units were issued pursuant to Rule 504 of Regulation D.

     17. From September 1998 to January 1999, warrants issued in Transactions 15 and 16 were exercised for an aggregate of 27,000 shares of common stock. The shares were issued pursuant to Rule 504 of Regulation D.

     18. From October 1998 to December 1998, the Company issued 35,000 shares of common stock to two accredited unrelated consultants to the Company for services rendered in connection with Transaction 12. The shares were issued pursuant to Rule 504 of Regulation D.

     19. On December 18, 1998, the Company issued 30,000 shares to an accredited unrelated advisor for investor relations services. The shares were issued pursuant to Rule 504 of Regulation.

     20. On December 8, 1998, the Company granted an option to an employee to purchase 10,000 shares of common stock at an exercise price of $.10 as compensation. The option was issued pursuant to Rule 504 of Regulation D.

     21. On December 31, 1998, the option granted in Transaction 20 was exercised for 10,000 shares of common stock. The shares were issued pursuant to Rule 504 of Regulation D.

     22. On March 17, 1999, the Company issued 148,000 shares of common stock to two accredited investors at $.50 per share, for an aggregate purchase price of $74,000. The investors were introduced to the Company by financial consultants of the Company who were affiliated with registered broker-dealers. The shares were issued pursuant to Rule 504 of Regulation D.

     23. On April 6, 1999, the Company issued 5,000 shares of common stock to an accredited unrelated financial consultant for services rendered in connection with Transaction 22. The shares were issued pursuant to Rule 504 of Regulation D.

     The Company believes that the transactions described above were exempt from registration under Section 3(a)(9), 3(b) or 4(2) of the Securities Act because the Company was not a development stage company, the aggregate amount of the subject securities was less than $1,000,000 and the subject securities were sold to a limited group of persons, each of whom was believed to have been a sophisticated investor or had a pre-existing business or personal relationship with the Company or its management and was purchasing such securities for investment without a view to further distribution. Restrictive legends were placed, as applicable, on stock certificates evidencing the securities.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation includes provisions which limit the liability of its directors. As permitted by applicable provisions of the Delaware Law, directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. This limitation does not affect liability for any breach of a director's duty to the Company or its stockholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to the best interests of the Company or its stockholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to the Company or its stockholders, or that show a reckless disregard for duty to the Company or its stockholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the Company or its stockholders, or (iii) based on transactions between the Company and its directors or another corporation with interrelated directors or based on improper distributions, loans or guarantees under applicable sections of Delaware Law. This limitation of directors' liability also does not affect the availability of equitable remedies, such as injunctive relief or rescission.

     The Company has been advised that it is the position of the Securities and Exchange Commission that insofar as the provision in the Company's Certificate of Incorporation may be invoked for liabilities arising under the Securities Act, the provision is against public policy as expressed in the Securities Act and is therefore unenforceable.

================================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
================================================================================


                       CONSOLIDATED FINANCIAL STATEMENTS

                         YEAR ENDED DECEMBER 31, 1998,
                  TEN MONTHS ENDED DECEMBER 31, 1997, AND THE
           NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)



CONTENTS                                                                   PAGE


Independent auditors' report                                                F-2

Consolidated balance sheets                                                 F-3

Consolidated statements of operations                                       F-5

Consolidated statements of shareholders' equity
   and comprehensive income (loss)                                          F-7

Consolidated statements of cash flows                                       F-8

Notes to consolidated financial statements                                  F-11

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
China Gateway Holdings Inc. (formerly
Orient Packaging Holdings Ltd.)

We have audited the accompanying consolidated balance sheets of China Gateway Holdings Inc. (formerly Orient Packaging Holdings Ltd.) and subsidiaries as of
December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the year ended December 31, 1998 and the ten months ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Gateway Holdings Inc. (formerly Orient Packaging Holdings Ltd.) and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the year ended December 31, 1998 and the ten months ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, since inception, the Company has accounted for its 60% interest in Wuhan Dong Feng Paper Company Limited (a Joint Venture) as a consolidated subsidiary. Because the 40% minority partner in the Joint Venture retained certain participating rights, the Company's 1999, 1998 and 1997 financial statements have been restated to report its investment in the Joint Venture using the equity method of accounting. The restatement did not change net income (loss), net income (loss) per share or shareholders' equity from what was previously reported.




HORWATH GELFOND HOCHSTADT PANGBURN, P.C.
Denver, Colorado
May 14, 1999

================================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
================================================================================

                                       CONSOLIDATED BALANCE SHEETS
                                       December 31, 1998 and 1997,
                                     and September 30, 1999 (Unaudited)


                                                          DECEMBER  31,                  SEPTEMBER  30,
                                             -------------------------------------  -----------------------
                                                1998         1998         1997        1999        1999
                                             -----------  -----------  -----------  -----------  ----------
                                              US DOLLARS      RMB          RMB      US DOLLARS      RMB
                                             (Restated -  (Restated -  (Restated -  (Unaudited)  (Unaudited)
                                               Note 1 )     Note 1)      Note 1)    (Restated -  (Restated -
                                                                                      Note 8)      Note 8)
ASSETS
Current assets:
 Cash                                             71,368      590,849      618,450      148,415   1,228,713
 Due from affiliates (Note 4)                     32,242      266,928      121,352       32,242     266,928
 Due from Joint Venture                               --           --    1,816,589           --          --
 Prepaid expenses and other                           --           --           --      102,869     851,640
                                             -----------  -----------  -----------  -----------  ----------
          Total current assets                   103,610      857,777    2,556,391      283,526   2,347,281

Investment in joint venture                    1,680,670   13,914,100    7,274,804    1,049,426   8,688,096

Property equipment, net of
 accumulated depreciation
 (Note 3)                                            597        4,943        8,643       11,082      91,747
                                             -----------  -----------  -----------  -----------  ----------
                                               1,784,877   14,776,820    9,839,838    1,344,034  11,127,124
                                             -----------  -----------  -----------  -----------  ----------


                                                 (Continued)

================================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
================================================================================


                                       CONSOLIDATED BALANCE SHEETS
                                       December 31, 1998 and 1997,
                                     and September 30, 1999 (Unaudited)


                                                         DECEMBER  31,                  SEPTEMBER  30,
                                              ------------------------------------  --------------------------
                                                 1998          1998        1997         1999          1999
                                             ------------  ------------  ---------  ------------  ------------
                                              US DOLLARS      RMB         RMB        US DOLLARS        RMB
                                              (Restated -  (Restated -  (Restated -  (Unaudited)  (Unaudited)
  Note 1 )     Note 1)      Note 1)    (Restated -  (Restated -
                                                                                       Note 8)      Note 8)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                               109,383       905,571   1,709,452           --            --
  Accrued expenses                                59,947       496,291     192,766      326,804     2,705,541
  Due to Joint Venture                             5,353        44,319          --           --            --
  Due to affiliates                                   --            --          --       61,174       506,451
                                             ------------  ------------  ---------  ------------  ------------
    Total liabilities (all current)              174,683     1,446,181   1,902,218      387,978     3,211,992
                                             ------------  ------------  ---------  ------------  ------------


Commitments and contingencies
 (Note 1)

Shareholders' equity (Note 5):
  Common stock, US $0.0001 par
   value, authorized 50,000,000
   shares; issued and outstanding:
    1999:  4,307,158 shares (unaudited)
    1998:  4,154,158 shares
    1997:  2,987,000 shares                          415         3,436       2,475          431         3,568
  Capital in excess of par                     3,805,561    31,505,861   6,071,555    3,879,561    32,118,499
  Retained (deficit) earnings                 (2,198,452)  (18,200,763)  1,845,451   (2,926,496)  (24,228,129)
  Other comprehensive income                       2,670        22,105      18,139        2,560        21,194
                                             ------------  ------------  ---------  ------------  ------------
    Total shareholders' equity                 1,610,194    13,330,639   7,937,620      956,056     7,915,132
                                             ------------  ------------  ---------  ------------  ------------
                                               1,784,877    14,776,820   9,839,838    1,344,034    11,127,124
                                             ============  ============  =========  ============  ============


                 See notes to consolidated financial statements.

================================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
================================================================================

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                          Year Ended December 31, 1998,
                     Ten Months Ended December 31, 1997, and
            Nine Months Ended September 30, 1999 and 1998 (Unaudited)

                               YEAR ENDED DECEMBER 31,  Ten months ended   NINE MONTHS ENDED SEPTEMBER 30,
                              --------------------------  December 31, ---------------------------------------
                                 1998          1998          1997          1999          1999        1998
                              ------------  ------------  -----------  -------------  -----------  -----------
                              US  DOLLARS       RMB           RMB       US DOLLARS       RMB         RMB
                              (Restated -   (Restated -   (Restated -   (Unaudited)   (Unaudited)  (Unaudited)
                                Note 1 )      Note 1)       Note 1)     (Restated -   (Restated -  (Restated -
                                                                          Note 8)      Note 8)       Note 1)
                              ------------  ------------  -----------  -------------  -----------  -----------
Net sales:
  Substantially to a
   related party                       --            --           --             --           --           --
  Others                               --            --           --             --           --           --
                              ------------  ------------  -----------  -------------  -----------  -----------
                                       --            --           --             --           --           --
                              ------------  ------------  -----------  -------------  -----------  -----------
Cost of sales:
  Substantially to a
   related party                       --            --           --             --           --           --
  Others                               --            --           --             --           --           --
                              ------------  ------------  -----------  -------------  -----------  -----------
                                       --            --           --             --           --           --
                              ------------  ------------  -----------  -------------  -----------  -----------
    Gross (loss) profit                --            --           --             --           --           --
                              ------------  ------------  -----------  -------------  -----------  -----------

Operating expenses:
  Sales and marketing
   expenses                            --            --           --             --           --           --
  General and administrative
   expenses                       658,000     5,447,516      575,003        189,525    1,569,059    3,345,992
                              ------------  ------------  -----------  -------------  -----------  -----------
                                  658,000     5,447,516      575,003        189,525    1,569,059    3,345,992
                              ------------  ------------  -----------  -------------  -----------  -----------
 (Loss) income from
  operations                     (658,000)   (5,447,516)    (575,003)      (189,525)  (1,569,059)  (3,345,992)
                              ------------  ------------  -----------  -------------  -----------  -----------


                                                     (Continued)

================================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
================================================================================


                      CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
                             Year Ended December 31, 1998,
                        Ten Months Ended December 31, 1997, and
                 Nine Months Ended September 30, 1999 and 1998 (Unaudited)

                               YEAR ENDED DECEMBER 31,  Ten months ended   NINE MONTHS ENDED SEPTEMBER 30,
                              --------------------------  December 31, -------------------------------------
                                  1998          1998          1997          1999          1999         1998
                              ------------  ------------  -------------  ------------  -----------  ------------
                               US DOLLARS        RMB           RMB        US DOLLARS       RMB          RMB
                              (Restated -   (Restated -    (Restated -   (Unaudited)   (Unaudited)  (Unaudited)
                                Note 1 )      Note 1)        Note 1)     (Restated -   (Restated -  (Restated -
                                                                           Note 8)       Note 8)      Note 1)

Other income (expense):
  Interest income                    3,382        27,999          4,303             1            8        26,022
  Interest expense                  (9,243)      (76,522)        (2,343)           --           --       (76,505)
  Commission income                     --            --             --        92,724      767,689            --
  Other                             27,862       230,667         11,326            --           --            --
                              -------------  ------------  -------------  ------------  -----------  ------------
                                    22,001       182,144         13,286        92,725      767,697       (50,483)
                              -------------  ------------  -------------  ------------  -----------  ------------

(Loss) income before earnings
  of joint venture                (635,999)   (5,265,372)      (561,717)      (96,800)    (801,362)   (3,396,475)
Equity in earnings of
  joint venture                 (1,785,363)  (14,780,842)     2,407,168      (631,244)  (5,226,004)   (7,451,020)
                              -------------  ------------  -------------  ------------  -----------  ------------
Net (loss) income               (2,421,362)  (20,046,214)     1,845,451      (728,044)  (6,027,366)  (10,847,495)
                              =============  ============  =============  ============  ===========  ============
Basic net (loss) earnings
 per common share                    (0.67)        (5.54)          0.62         (0.17)       (1.42)        (3.04)
                              =============  ============  =============  ============  ===========  ============
Diluted net (loss) earnings
 per common share                    (0.67)        (5.54)          0.58         (0.17)       (1.42)        (3.04)
                              =============  ============  =============  ============  ===========  ============


                 See notes to consolidated financial statements.

================================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
================================================================================


                                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND
                                              COMPREHENSIVE INCOME (LOSS)
                                             Year Ended December 31, 1998,
                                       Ten Months Ended December 31, 1997, and
                                  Nine Months Ended September 30, 1999 (Unaudited)
                                           (Expressed in Chinese Renminbi)
                                             (Restated -- Notes 1 and 8)
                                                                                                   FOREIGN
                                                 COMMON SHARES           CAPITAL     RETAINED      CURRENCY
                                          --------------------------    IN EXCESS    EARNINGS     TRANSLATION
                                             SHARES        AMOUNT        OF  PAR     (DEFICIT)    ADJUSTMENTS      TOTAL
                                          ------------  ------------  ------------  -------------  ------------  ------------

Issuance of common stock at
inception, March 1, 1997                     2,310,000         2,301     1,653,479            --            --     1,655,780
Issuance of common stock                       677,000           174     4,418,076            --            --     4,418,250
Comprehensive income (loss):
 Net income for the ten months ended
 December 31, 1997                                  --            --            --     1,845,451            --     1,845,451
 Other comprehensive income                         --            --            --            --        18,139        18,139
Comprehensive income                                --            --            --            --            --     1,863,590
                                          ------------  ------------  ------------  -------------  ------------  ------------

Balances at December 31, 1997                2,987,000         2,475     6,071,555     1,845,451        18,139     7,937,620
Issuance of common stock                     1,122,158           900     9,158,301            --            --     9,159,201
Common stock issued for services                45,000            61       608,776            --            --       608,837
Extinguishment of debt by
Joint Venturer                                      --    15,667,229            --            --            --    15,667,229
Comprehensive income (loss):
  Net loss for the year ended
   December 31, 1998                                --            --            --   (20,046,214)           --   (20,046,214)
  Other comprehensive income                        --            --            --            --         3,966         3,966
Comprehensive loss                                  --            --            --            --            --   (20,042,248)
                                          ------------  ------------  ------------  -------------  ------------  ------------

Balances at December 31, 1998                4,154,158         3,436    31,505,861   (18,200,763)       22,105    13,330,639
Issuance of common stock (unaudited)           153,000           132       612,638            --            --       612,770
Comprehensive income (loss):
  Net loss for the nine months ended
   September 30, 1999 (unaudited)                   --            --            --    (6,027,366)           --    (6,027,366)
  Other comprehensive income (unaudited)            --            --            --            --          (911)         (911)
 Comprehensive loss (unaudited)                     --            --            --            --            --    (6,028,277)
                                          ------------  ------------  ------------  -------------  ------------  ------------
Balances at September 30,
 1999 (unaudited)                            4,307,158         3,568    32,118,499   (24,228,129)       21,194     7,915,132
                                          ============  ============  ============  =============  ============  ============


                 See notes to consolidated financial statements.

================================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
================================================================================


                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   Year Ended December 31, 1998,
                             Ten Months Ended December 31, 1997, and
                     Nine Months Ended September 30, 1999 and 1998 (Unaudited)

                                                       YEAR ENDED DECEMBER 31,  Ten months ended
                                                      ------------------------    December 31,
                                                         1998         1998           1997
                                                      -----------  ------------  ------------
                                                       US DOLLARS      RMB           RMB
                                                      (Restated -  (Restated -   (Restated -
                                                        Note 1 )     Note 1)       Note 1)

Cash flows from operating activities:
Net (loss) income                                     (2,421,362)  (20,046,214)    1,845,451
Adjustments to reconcile net (loss) income
to net cash used in operating activities:
    Depreciation                                             447         3,700         3,234
    Equity (earnings) losses in joint venture          1,785,363    14,780,842    (2,407,168)
    Compensation expense related to stock issuance        73,541       608,837            --
Decrease (increase) in assets
    Due from affiliates                                  (17,584)     (145,576)     (121,352)
    Due from Joint Venture                               219,424     1,816,589    (1,816,589)
Increase (decrease) in liabilities
    Accounts payable                                     (97,100)     (803,881)    1,709,452
    Accrued expenses                                      36,663       303,525       192,766
    Amount due to Joint Venture                            5,353        44,319            --
                                                      -----------  ------------  ------------

Net cash used in operating activities                   (415,255)   (3,437,859)     (594,206)
                                                      -----------  ------------  ------------
Cash flows from investing activities:
    Investment in joint venture                         (694,888)   (5,752,909)   (4,867,636)
    Capital expenditures                                      --            --       (11,877)
                                                      -----------  ------------  ------------
Net cash used in investing activities                   (694,888)   (5,752,909)   (4,879,513)
                                                      -----------  ------------  ------------


                                                           NINE MONTHS ENDED SEPTEMBER 30,
                                                      ---------------------------------------
                                                          1999         1999         1998
                                                      -----------  ------------  ------------
                                                       US DOLLARS       RMB          RMB
                                                      (Unaudited)   (Unaudited)  (Unaudited)
                                                      (Restated -  (Restated -   (Restated -
                                                        Note 8)      Note 8)       Note 1)
                                                      -----------  ------------  ------------
Cash flows from operating activities:
Net loss                                                (728,044)   (6,027,366)  (10,847,495)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
    Depreciation                                           5,134        42,500         2,775
    Equity (earnings) losses in joint venture            631,244     5,226,004     7,451,020
Increase (increase) in assets
    Due from affiliates                                       --            --      (178,319)
    Prepaid expenses and other                          (102,869)     (851,640)           --
    Due from Joint Venture                                    --            --     1,816,589
Increase (decrease) in liabilities
    Accounts payable                                    (109,383)     (905,571)     (390,276)
    Accrued expenses                                     266,857     2,209,250      (170,471)
    Amounts due to Joint Venture                          (5,353)      (44,319)      271,927
    Amounts due to affiliates                             61,174       506,451            --
                                                      -----------  ------------  ------------
Net cash provided by (used in) operating activities       18,760       155,309    (2,044,250)
                                                      -----------  ------------  ------------

Cash flows from investing activities:
    Investment in joint venture                               --            --    (5,752,909)
    Capital expenditures                                 (15,619)     (129,304)           --
                                                      -----------  ------------  ------------

Net cash used in investing activities                    (15,619)     (129,304)   (5,752,909)
                                                      -----------  ------------  ------------


                                           (Continued)

================================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
================================================================================

                       CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                   Year Ended December 31, 1998,
                             Ten Months Ended December 31, 1997, and
                     Nine Months Ended September 30, 1999 and 1998 (Unaudited)

                                                       YEAR ENDED DECEMBER 31,  Ten months ended
                                                      ------------------------    December 31,
                                                         1998         1998           1997
                                                      -----------  ------------  ------------
                                                       US DOLLARS      RMB           RMB
                                                      (Restated -  (Restated -   (Restated -
                                                        Note 1 )     Note 1)       Note 1)


Cash flows from financing activities:
   Issuance of common stock                            1,106,330     9,159,201     6,074,030
                                                      -----------  ------------  ------------
Net cash provided by financing activities              1,106,330     9,159,201     6,074,030
                                                      -----------  ------------  ------------
Effect of exchange rate changes on cash                      479         3,966        18,139
                                                      -----------  ------------  ------------

Increase (decrease) in cash                               (3,334)      (27,601)      618,450

Cash, beginning                                           74,702       618,450            --
                                                      -----------  ------------  ------------
Cash, ending                                              71,368       590,849       618,450
                                                      ===========  ============  ============

Supplemental disclosures of cash flow
  information:
   Cash paid for interest                                  9,243        76,522         2,343
                                                      ===========  ============  ============


                                                           NINE MONTHS ENDED SEPTEMBER 30,
                                                      ---------------------------------------
                                                          1999         1999         1998
                                                      -----------  ------------  ------------
                                                       US DOLLARS       RMB          RMB
                                                      (Unaudited)   (Unaudited)  (Unaudited)
                                                      (Restated -   (Restated -   (Restated -
                                                        Note 8)       Note 8)       Note 1)
                                                      -----------  ------------  ------------
Cash flows from financing activities:
   Issuance of common stock                               74,016       612,770     7,931,501
                                                      -----------  ------------  ------------

Net cash provided by financing activities                 74,016       612,770     7,931,501
                                                      -----------  ------------  ------------

Effect of exchange rate changes on cash                     (110)         (911)       12,352
                                                      -----------  ------------  ------------

Increase in cash                                          77,047       637,864       146,694
Cash, beginning                                           71,368       590,849       618,450
                                                      -----------  ------------  ------------

Cash, ending                                             148,415     1,228,713       765,144
                                                      ===========  ============  ============

Supplemental disclosures of cash flow
  information:
   Cash paid for interest                                     --            --        76,505
                                                      ===========  ============  ============

                                         (Continued)

================================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
================================================================================

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                          Year Ended December 31, 1998,
                       Ten Months Ended December 31, 1997, and
           Nine Months Ended September 30, 1999 and 1998 (Unaudited)

Supplemental disclosure of non-cash investing and financing activities:

    Effective December 31, 1998, the Company's equity investment increased as a result of additional capital contributions of RMB 26,112,048 (US$ 3,153,629) made by the Joint Venturer.

    On March 1, 1997, the Joint Venturer contributed the following assets, net Of certain liabilities, in exchange for a 40% equity interest in the Joint
    Venture:

                                                                       RMB
                                                                   ------------

       Cash                                                            251,828
       Receivables                                                  36,238,293
       Inventories                                                  11,545,837
       Prepaid expenses                                                717,160
       Building and equipment                                        7,102,038
       Accounts payable and accrued expenses                       (13,777,596)
       Short-term loans due to Joint Venturer                      (31,177,311)
       Value added tax payable                                      (3,798,210)
                                                                   ------------
       Net assets contributed                                        7,102,039
                                                                   ============

                   See notes to consolidated financial statements.

===============================================================================
                            CHINA GATEWAY HOLDINGS INC.
                     (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
===============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Organization and basis of consolidated financial statements:

(a) The accompanying consolidated financial statements include the accounts of China Gateway Holdings Inc. (formerly Orient Packaging Holdings Ltd.) and its subsidiaries, Orient Investments Limited ("OIL") and Orient Packaging Limited ("OPL"), collectively referred to as the "Company". The Company's investment in Wuhan Dong Feng Paper Company Limited ("Wuhan Limited" or the "Joint Venture") has been accounted for under the equity method of accounting. CGH, OIL and OPL were formed for the purpose of entering into a Joint Venture agreement with Wuhan Dong Feng Paper Mill Company (the "Joint Venturer"). All significant intercompany transactions have been eliminated in consolidation.

(b) CGH was incorporated in Delaware. Effective June 27, 1997, CGH issued 2,310,000 shares of common stock to the shareholders of OIL in exchange for their interests in OIL. Prior to the exchange, CGH had no substantial operations and, under generally accepted accounting principles, the transaction was accounted for as a recapitalization, as the shareholders of OIL acquired all of the stock of CGH. Accordingly, there was no revaluation of assets or liabilities for financial statement accounting purposes. For financial reporting purposes, the consolidated financial statements reflect the above-mentioned reorganization similar to a pooling of interests, with assets and liabilities recorded at historical cost. The consolidated financial statements incorporate the results of operations and assets and liabilities of CGH and its subsidiaries. OIL and OPL are wholly-owned, British Virgin Islands incorporated companies. On December 20, 1996, OPL entered into a Joint Venture Agreement with Wuhan Dong Feng Paper Mill Company with a term of 30 years. Pursuant to the Joint Venture Agreement, Wuhan Limited was formed to engage in the manufacturing and sales of cartonboard packaging materials, primarily used in consumer product packaging for items such as beverages, dry foodstuffs, pharmaceutical products and other consumer items. The Joint Venture commenced operations on March 1, 1997. The Joint Venture facilities and operations are located in the city of Wuhan, Hubei Province, People's Republic of China ("PRC").

(c) Pursuant to terms of the Joint Venture Agreement, OPL acquired a 60% interest in Wuhan Limited and the Joint Venturer acquired a 40% interest. Profits and losses of Wuhan Limited are shared based on the respective ownership interests, and the board of directors of Wuhan Limited consists of ten members, six of which are appointed by OPL.

     Since inception, the Company has accounted for its 60% interest in the Joint Venture, which is similar to a majority-owned subsidiary, as a consolidated subsidiary. During the six months ended June 30, 2000, the Company determined that the Joint Venturer had retained certain rights under the Joint Venture Agreement that provided the Joint Venturer with the ability to participate in management, although such rights have never been asserted by the Joint Venturer. Under Emerging Issues Task Force Issue No. 96-16, if a minority joint venture partner has such rights, the majority joint venture partner is required to account for its interest in the joint venture under the equity method of accounting.

     During the six months ended June 30, 2000, the Joint Venture Agreement was amended to clearly express the intent of the parties that the Company is the controlling party in the Joint Venture. As a result, the Company's financial statements through September 30, 1999 have been restated to report the Company's investment in the Joint Venture under the equity method of accounting. The restatement did not have any effect on net income
     (loss), net income (loss) per share, or shareholders' equity. However, because the Joint Venture Agreement was amended during 2000, the Company is reporting its investment in the Joint Venture as a consolidated subsidiary commencing January 1, 2000.

     Additionally, the Company has determined that net income for the ten months ended December 31, 1997 and net loss for the year ended December 31, 1998 were overstated by RMB 224,804 due to an error in the calculation of minority interest, when the Company was accounting for its 60% interest in the Joint Venture as a consolidated subsidiary. Accordingly, the financial statements have been restated to correct this error, resulting in a decrease in net income of RMB 224,804 and basic and diluted net income per share of RMB 0.07 for the ten months ended December 31, 1997, and a decrease in net loss of RMB 224,804 and basic and diluted net loss per share of RMB 0.06 for the year ended December 31, 1998.

(d) Through December 31, 1997, OPL had contributed cash of RMB 4,867,636 to Wuhan Limited, and the Joint Venturer had contributed a building and machinery, accounts receivable and inventory, net of certain liabilities, with a carrying value of RMB 7,102,039, which approximates fair value at the date of contribution to Wuhan Limited. During 1998, OPL contributed cash of RMB 5,752,909 as the remaining portion of its original capital contribution to the Joint Venture. According to the Joint Venture agreement, the Joint Venturer's initial 40% ownership interest was predicated upon its contributing current assets and current liabilities of equal amount plus RMB 7,102,039 in property, plant and equipment. In 1998, the Joint Venture agreement was amended, and OPL agreed to contribute an additional RMB 34,362,000 and the Joint Venturer agreed to contribute additional machinery and equipment valued at RMB 22,908,000. As of September 30, 1999 (unaudited), the Company had not made any additional contributions. The parties are negotiating a timetable for the Company to contribute the additional agreed upon amounts.

===============================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
===============================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


1.   Organization and basis of consolidated financial statements (continued):

     The Company had no significant operations prior to the commencement of the Joint Venture in March 1997.

(e) The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"), and are presented in Chinese Renminbi ("RMB"), the national currency of the PRC (note 2(e)).

(f) The consolidated balance sheet as of September 30, 1999, the consolidated statements of operations and cash flows for the nine months ended September 30, 1999 and 1998, and the consolidated statement of shareholders' equity and comprehensive income (loss) for the nine months ended September 30, 1999 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all such periods have been made.


2.   Principal accounting policies:

(a) The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Material intercompany accounts have been eliminated on consolidation. The Company's investment in the Joint Venture is accounted for under the equity method.

(b)  Cash and cash equivalents:

     For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(c)  Investment:

     The Company accounts for its interest in the Joint Venture under the equity method. The Company's 60% interest in the Joint Venture is stated at cost, adjusted for its equity in earnings or losses of the Joint Venture and for its share of additional capital contributions made by the Joint Venturer (Note 6).

     The following is a summary of condensed financial  information of the Joint
     Venture:


                                    Condensed Balance Sheet
                                       (In thousand RMB)

                                               Year ended     Ten months ended    Nine months
                                              December 31,      December 31,    ended September
                                                  1998              1997           30, 1999
                                             ---------------  ----------------  ---------------
                                                                                   (unaudited)

Current assets due from related parties                1,634             1,135            1,310
Current assets                                        45,978            63,879           36,183
Property, plant and equipment                          9,123             7,307            8,340
                                             ---------------  ----------------  ---------------
Total assets                                          56,735            72,321           45,833
                                             ===============  ================  ===============


Due to related parties                                 4,730            32,610           11,636
Other current liabilities                             28,775            23,714           19,096
Shareholders' equity                                  23,230            15,997           15,101
                                             ---------------  ----------------  ---------------
Total liabilities and shareholders' equity            56,735            72,321           45,833
                                             ===============  ================  ===============




                                 Condensed Income Statement
                                      (In thousand RMB)

                         Year ended    Ten months ended  Two months ended   Nine  months     Nine  months
                         December 31,     December 31,     February 28,    ended September  ended September
                            1998             1997             1997            30,  1999       30, 1998
                         ------------  ----------------  ----------------  ---------------  ----------------
                                                                            (unaudited)        (unaudited)
Net sales
  Related parties              4,905            18,211             3,486               --             2,605
  Other                       55,417            75,366            10,037           42,660            40,478
                         ------------  ----------------  ----------------  ---------------  ----------------
                              60,322            93,577            13,523           42,660            43,083
                         ------------  ----------------  ----------------  ---------------  ----------------

Cost of sales
  Related parties              4,551            15,240             2,790               --             3,020
  Other                       62,203            61,914            10,097           38,209            40,947
                         ------------  ----------------  ----------------  ---------------  ----------------
                              66,754            77,154            12,887           38,209            43,967
                         ------------  ----------------  ----------------  ---------------  ----------------

Gross profit                  (6,432)           16,423               636            4,451              (884)

Operating expenses            15,024             9,637             1,477           13,035             9,265
                         ------------  ----------------  ----------------  ---------------  ----------------
Income (loss) from
  operations                 (21,456)            6,786              (841)          (8,584)          (10,149)

Interest expense
  Related parties             (3,116)           (3,117)             (974)            (648)           (2,087)
  Other                         (297)             (448)               --              (80)             (207)

Other income
  (expense)                      234               791               177              602                25
                         ------------  ----------------  ----------------  ---------------  ----------------
Net income (loss)            (24,635)            4,012            (1,638)          (8,710)          (12,418)
                         ============  ================  ================  ===============  ================


     At December 31, 1998 and 1997, and at September 30, 1999 (unaudited), the Joint Venture has RMB 4,730,373, RMB 32,610,380 and RMB 11,636,369,
     respectively, due to the Joint Venturer, which is unsecured, bears interest at the current market rate (9.2% at December 31, 1998 and 5.8% at September 30, 1999) and is due on demand. Interest expense related to this obligation was approximately RMB 3,115,937, RMB 3,117,027, and RMB 648,124 for the year ended December 31, 1998, the ten months ended December 31, 1997 and the nine months ended September 30, 1999 (unaudited), respectively. The weighted average interest rate on short-term loans and the amount due to the Joint Venturer was 9.54% at December 31, 1998 and 6.5% at September 30, 1999 (unaudited).

     At December 31, 1998 and 1997, and at September 30, 1999 (unaudited), the Joint Venture has a receivable of RMB 1,634,478, RMB 1,135,377 and RMB 1,310,213, respectively, due from an affiliate of the Joint Venturer. During the year ended December 31, 1998, the ten months ended December 31, 1997, the two months ended February 28, 1997 and the nine months ended September 30, 1999 (unaudited), the Joint Venture purchased RMB 4,551,242, RMB 15,239,725, RMB 2,790,271 and RMB 0, respectively, of raw material inventory and had net sales of RMB 4,905,190, RMB 18,211,179, RMB 3,486,087 and RMB 0, respectively, to this affiliate.

     When the Joint Venture was formed in 1997, it owed the Joint Venturer net current payables in excess of RMB 33,000,000. In order to assist the economic viability of the Joint Venture, effective December 31, 1998, the Joint Venturer forgave RMB 26,112,048 of the initial indebtedness. Because the debt forgiveness was made by a significant equity investor in the Joint Venture, for US GAAP the Joint Venture accounted for the debt extinguishment as a capital contribution by the Joint Venturer, which resulted in an increase in the Company's equity investment and capital in excess of par of RMB 15,667,229.

(d)  Property and equipment:

     Property and equipment are stated at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the related assets as follows:

           Office equipment                 18 years
           Machinery                        16 years

===============================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
===============================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2.   Principal accounting policies (continued):

(d)  Property and equipment (continued):

     Repairs and maintenance costs are expensed when incurred.

     Management assesses the carrying values of its long-lived assets for impairment when circumstances warrant such a review. Generally, assets to be used in operations are considered impaired if the sum of expected undiscounted future cash flows is less than the assets' carrying values. If an impairment is indicated, the loss is measured based on the amounts by which the assets' carrying values exceed their fair values. Based on its review, management does not believe any impairment has occurred as of December 31, 1998 or September 30, 1999 (unaudited).

(e)  Translation of foreign currencies:

     Transactions and monetary assets and liabilities denominated in currencies other than RMB are translated into RMB at the respective applicable rates of exchange quoted by the People's Bank of China (the "Exchange Rate"). Monetary assets and liabilities denominated in other currencies are translated into RMB at the applicable Exchange Rate at the respective balance sheet dates. The resulting exchange gains or losses are credited or charged to the consolidated statements of operations. Currency translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in shareholders' equity. The amount was not material for any period presented.

     The translation of amounts from RMB into United States Dollars for the convenience of the reader has been made at the rate of exchange quoted by the People's Bank of China on the respective balance sheet dates of US$1.00 equals RMB 8.28, and accordingly, differs from the underlying foreign currency amounts. No representation is made that the RMB amounts could have been, or could be, converted into US Dollars at that rate on the respective balance sheet dates or at any other date.

(f)  Income taxes:

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

===============================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
===============================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2.   Principal accounting policies (continued):

(g)  Earnings per share:

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128 during 1997. This statement requires dual presentation of basic and diluted earnings per share ("EPS") with a reconciliation of the numerator and denominator of the EPS computations. Basic per share amounts are based on the weighted average number of shares of common stock outstanding. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is anti-dilutive (i.e., to reduce a loss or increase earnings per share). Accordingly, this presentation has been adopted for all periods presented. The basic and diluted weighted average shares outstanding during the year ended December 31, 1998 and the nine months ended September 30, 1999 and 1998 (unaudited) are 3,616,745, 4,241,426 and 3,568,583, respectively. Options and warrants to purchase common stock were not included in the computation of diluted EPS for the year ended December 31, 1998 or the nine months September 30, 1999 and 1998 (unaudited) because they were anti-dilutive. The basic and diluted weighted average shares outstanding during the ten months ended December 31, 1997 are 2,987,000 and 3,182,000, respectively.

     The weighted average outstanding share calculations and the earnings (loss) per share for each period presented have been calculated assuming that the shares of stock and warrants issued in connection with the formation of the Company and the shares of stock issued during the ten months ended December 31, 1997, had been outstanding at March 1, 1997.

(h)  Fair value of financial instruments:

     The fair values of amounts due to and from affiliates and the Joint Venturer are not practicable to estimate due to the indefinite payment terms and due to the related party nature of the underlying transactions. The carrying values of the Company's cash, other receivables and other liabilities approximate fair values primarily because of the short maturities of these instruments.

(i)  Stock-based compensation:

     SFAS No. 123, "Accounting for Stock-Based Compensation" allows companies to choose whether to account for employee stock-based compensation on a fair value method, or to account for such compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has chosen to account for employee stock-based compensation using APB 25.

===============================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
===============================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2.   Principal accounting policies (continued):

(j)  Recently issued accounting pronouncements:

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. SFAS No. 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's only current component of comprehensive income is foreign currency translation adjustments. The Company adopted SFAS No. 130 for the year beginning January 1, 1998. The financial statements of earlier periods have been reclassified to reflect the application of SFAS No. 130. Adoption of SFAS No. 130 did not have a material effect on the Company's financial statement presentation and disclosures.

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements. SFAS No. 131 also establishes standards for disclosures by public companies regarding information about their major customers, operating segments, products and services, and the geographic areas in which they operate. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires comparative information for earlier years to be restated. The Company adopted SFAS No. 131 for the year beginning January 1, 1998. The Company's results of operations and financial position were not affected by implementation of SFAS No. 131, as it operates in only one segment, cartonboard packaging materials.

     In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits" ("SFAS No. 132"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 132 revises employers' disclosures about pension and other post retirement benefit plans. SFAS No. 132 requires comparative information for earlier years to be restated. The Company adopted SFAS No. 132 for the year beginning January 1, 1998. The Company's results of operations and financial position were not affected by implementation of SFAS No. 132.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which, as amended, is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 also addresses the accounting for certain hedging activities. The Company currently does not have any derivative instruments nor is it engaged in hedging activities, thus the Company does not believe implementation of SFAS No. 133 will have a material impact on its financial statement presentation or disclosures.

===============================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
===============================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2.   Principal accounting policies (continued):

(k)  Use of estimates in the preparation of financial statements:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from these estimates.

(l)  Risk considerations:

     As a majority of the Company's operations are conducted in the PRC, the Company is subject to special considerations and significant risks not typically associated with investments in equity securities of North American and Western European companies. The Company's operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past several years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

     The Company expects that substantially all of its revenues will be denominated in RMB. A portion of such revenues will need to be converted into other currencies to meet foreign currency obligations such as payment of any dividends declared. Both the conversion of RMB into foreign currencies and the remittance of foreign currencies abroad require PRC government approval. No assurance can be given that the operating subsidiaries within the Company will continue to be able to convert sufficient amounts of foreign currencies in the PRC's foreign exchange markets in the future for payment of dividends.

===============================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
===============================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


3.   Property and equipment:

     At December 31, 1998 and 1997 and September 30, 1999 (unaudited), property, plant and equipment consist of the following:

                                                 DECEMBER 31,                   SEPTEMBER 30,
                                    -------------------------------------  ------------------------
                                       1998         1998        1997          1999         1999
                                    US DOLLARS       RMB         RMB       US DOLLARS       RMB
                                    (Restated -  (Restated -  (Restated -  (Unaudited)  (Unaudited)
                                      Note 1 )     Note 1)      Note 1)    (Restated -  (Restated -
                                                                             Note 8)      Note 8)
                                    -----------  -----------  -----------  -----------  -----------
  Furniture and fixtures            $        -            -            -   $    8,109       67,137
  Office equipment                       1,435       11,877       11,877        8,945       74,044
                                    -----------  -----------  -----------  -----------  -----------
                                         1,435       11,877       11,877       17,054      141,181
                                    -----------  -----------  -----------  -----------  -----------
  Less accumulated depreciation           (838)      (6,934)      (3,234)      (5,972)     (49,434)
                                    $      597        4,943        8,643       11,082       91,747
                                    ===========  ===========  ===========  ===========  ===========

4.   Related party transactions:

     During the year ended December 31, 1998, the ten months ended December 31, 1997 and the nine months ended September 30, 1999 (unaudited), the Company advanced RMB 579,116, RMB 496,011 and RMB 0, respectively, to affiliated entities controlled by a shareholder of the Company. At December 31, 1998, December 31, 1997 and September 30, 1999, RMB 266,928, RMB 121,352 and RMB 266,928, respectively, are due from these affiliates. These advances are unsecured, non-interest bearing and are due on demand.

     During the year ended December 31, 1998, the Joint Venture made advances of RMB 44,319 to the Company. These advances were repaid during 1999.

     During the ten months ended December 31, 1997, the Company advanced RMB 1,816,589 to the Joint Venture to fund inventory purchases, which was repaid during 1998.

===============================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
===============================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4.   Related party transactions (continued):

     During the nine months ended September 30, 1999, certain shareholders made advances to the Company totaling RMB 506,451 (unaudited). The advances are unsecured, non-interest bearing and are payable on demand.


5.   Shareholders' equity:

     Effective March 1, 1997, the Company issued 2,310,000 shares of common stock for RMB 1,655,780, the historical cost basis of the net assets of OIL on that date. During the ten months ended December 31, 1997, the Company sold 212,000 shares of common stock for net proceeds of RMB 4,393,414.
     Entities arranging such financing received 285,000 shares for their services and paid the Company RMB 24,836 for an additional 180,000 shares.

     During the year ended December 31, 1998, the Company issued a total of 1,167,158 shares for net consideration of RMB 9,159,201. A total of 682,866 shares were issued in private placements at prices ranging from US $0.78 per share to US$ 2.75 per share. In addition, 55,600 shares were issued to investment bankers in connection with the 1997 and 1998 private placements, 35,000 shares were issued for investment services, 10,000 shares were issued to an employee upon exercise of an option issued for services, 272,000 shares were issued as a result of warrant exercises and 111,692 shares were issued as a result of an option exercise. The 35,000 shares issued for investment services were valued at the market value at the date of issue, and resulted in an expense of RMB 434,642. The stock issued to an employee resulted in compensation expense of RMB 174,113 for the difference between the market value of the stock at the date the option was granted and the exercise price. The warrants and the option which were exercised had been issued in connection with the original formation of the Company or subsequent stock issuance transactions, and resulted in net proceeds to the Company of RMB 121,700.

     In connection with the 1997 and 1998 private placements, the Company issued warrants to purchase 518,905 common shares of the Company at an exercise price of US$ 0.10 (RMB 0.83) each and an option to purchase 150,000 shares at an exercise price of US$ 1.66 (RMB 13.74). The warrants expire April 2000 and 272,000 warrants were exercised in 1998. Also, during the year ended December 31, 1998, the Company issued warrants to purchase 235,316 common shares at US$ 2.75 (RMB 22.77) per share. These warrants expire in March 2003. The option was exercised in 1998 and 111,692 shares were issued as a result.

===============================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
===============================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


5.   Shareholders' equity (continued):

     At December 31, 1998 and September 30, 1999 (unaudited), warrants to purchase 246,905 common shares of the Company at an exercise price of US$
     0.10 (RMB 0.83) per share and warrants to purchase 235,316 common shares of the Company at an exercise price of US$ 2.75 (RMB 22.77) per share remain outstanding.

     The following table summarizes stock option and warrant activity for the ten months ended December 31, 1997, the year ended December 31, 1998 and the nine months ended September 30, 1999 (unaudited):

                                                   OPTIONS                                       WARRANTS
                            --------------------------------------------------  -----------------------------------------
                                           Exercise                  Exercise               Exercise             Exercise
                              SHARES         PRICE        SHARES      PRICE       SHARES      PRICE    SHARES     PRICE
                            -----------  -------------  ---------  -----------  --------  ---------  ----------  --------
                                               US                       US                      US                  US
                                             DOLLARS                  DOLLARS                 DOLLARS             DOLLARS
      Outstanding at
       March 1, 1997                  -              -          -            -         -          -           -         -
       Granted                  150,000  $        1.66                            45,000  $    0.10           -         -
       Exercised                      -              -          -            -         -          -           -         -
       Forfeited                      -              -          -            -         -          -           -         -
                            -----------  -------------  ---------  -----------  --------  ---------  ----------  --------
      Outstanding at
       December 31, 1997        150,000           1.66          -            -    45,000       0.10           -         -
       Granted                                             10,000  $       .10   473,905       0.10     235,316  $   2.75
       Exercised                111,692           1.66     10,000          .10   272,000       0.10           -         -
       Forfeited                 38,308           1.66          -            -         -          -           -         -
                            -----------  -------------  ---------  -----------  --------  ---------  ----------  --------
      Outstanding at
       December 31, 1998              -              -          -            -   246,905       0.10     235,316      2.75
       Granted (unaudited)            -              -          -            -         -          -           -         -
       Exercised
       (unaudited)                    -              -          -            -         -          -           -         -
                            -----------  -------------  ---------  -----------  --------  ---------  ----------  --------
      Outstanding at
       September 30, 1999
       (unaudited)                    -  $           -          -  $         -   246,905  $    0.10     235,316  $   2.75
                            ===========  =============  =========  ===========  ========  =========  ==========  ========

     PRC rules and regulations governing joint ventures require allocations of a portion of annual net income, if any, to three reserve funds: a general reserve fund, an expansion fund and a welfare fund. The amounts to be reserved are stipulated by PRC laws and regulations. The allocation between required reserves is at the discretion of the board of directors. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

     Pursuant to the joint venture agreement, the profit and loss allocation of the Joint Venture is subject to certain provisions. With the exception of the first year of operations, allocation to the Joint Venture parties of annual after-tax profits of the Joint Venture, after the deduction of contributions to the reserve funds described above, shall be decided by the board of directors according to the relative investments of the two parties.

===============================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
===============================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


6.   US GAAP and PRC accounting differences:

     Pursuant to the terms of an agreement dated April 19, 1999 entered into among the Joint Venturer, the Company and Wuhan Limited, the Joint Venturer agreed to reimburse Wuhan Limited for certain operating expenses and cost of sales, amounting to RMB 10,715,919 and RMB 12,280,192, respectively, and to waive interest payable to it by Wuhan Limited amounting to RMB 3,115,937 for the year ended December 31, 1998. For PRC reporting purposes, these amounts were reflected as a reduction in operating expenses, cost of sales and interest expense, respectively, in the PRC financial statements of Wuhan Limited for the year ended December 31, 1998.

     In accordance with US GAAP, these transactions must be accounted for as additional capital contributions made by the Joint Venturer, and have been reflected as an increase in the Company's equity investment and capital in excess of par for the 60% interest the Company has in the Joint Venture in these consolidated financial statements. As a result of the above, net income (loss) of Wuhan Limited as shown in its PRC reporting financial statements is different from what is included in the equity method of accounting for Wuhan Limited in these consolidated financial statements. The reconciliation of net income (loss) between the PRC financial statements and the US GAAP financial statements is as follows:


                                             Net income
                                            as shown in      Net loss
                                        Wuhan Limited's      included
                                                    PRC    in US GAAP
                                              financial     financial
                                             statements    statements
                                             ----------  ------------
                                                RMB          RMB
  Income for the year ended
  December 31, 1998 pursuant to PRC
  accounting principles                       1,475,027    1,475,027
  Reimbursement of expenses, cost of
  sales and waiver of interest by the
  Joint Venturer                                      -  (26,112,048)
                                             ----------  ------------
                                              1,475,027  (24,637,021)
                                             ==========  ============

===============================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
===============================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


7.   Income tax:

     The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The Company's British Virgin Islands subsidiaries are not liable for income taxes.

     The reconciliation between the effective tax rate and the statutory United States federal income tax rate is as follows:

                                                   Ten months    Nine months
                                    Year ended       ended          ended
                                   December 31,   December 31,  September 30,
                                       1998          1997          1999
                                   ------------  -------------  -------------
                                   (Restated -    (Restated -    (Unaudited)
                                      Note 1 )     Note 1)       (Restated -
                                                                   Note 8)

Computed expected tax benefit              (34%)         (34%)          (34%)
Operating losses for which a
benefit has not been recognized             34             34             34
                                   ------------  -------------  -------------

Effective tax rate                          0%             0%             0%
                                   ============  =============  =============


       At December 31, 1998 and September 30, 1999 (unaudited), the Company's deferred tax assets are as follows:


                                                  December 31,   September 30,
                                                     1998           1999
                                                      RMB            RMB
                                                  (Restated -    (Restated -
                                                    Note 1 )       Note 8)

                                                 ------------  --------------

     United States operating loss carryforward       310,098         307,074
     Deferred tax asset valuation allowance         (310,098)       (307,074)
                                                 ------------  --------------

     Net deferred tax assets                               -               -
                                                 ============  ==============

     At December 31, 1998 and September 30, 1999, the Company has United States operating loss carryforwards of approximately RMB 912,053 and RMB 903,159 (unaudited), respectively. Losses are available for offset against future United States taxable income, if any, through 2018. A valuation allowance has been provided to reduce the deferred tax assets to zero as realization of the assets is not assured.

===============================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
===============================================================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


8.   Restatement of Commission Income:

     The previously issued financial statements for the nine months ended September 30, 1999 (unaudited) included commission income of RMB 1,422,310 that was incorrectly recorded as earned due to a misinterpretation of the commission agreement. These financial statements have been restated to reflect the correction of this error as follows:

                                               Restatement
                                               of Previously
                                               Reported
                                               Amounts Under
                              As Previously    Equity Method
                                Reported       of Accounting    As Restated
                              -------------    --------------   -----------
                                   RMB              RMB             RMB


      Total liabilities         33,217,553         1,789,682      3,211,992
      Shareholders' equity       9,337,442         9,337,442      7,915,132


      Net loss                   4,605,056         4,605,056      6,027,366
      Net loss per share              1.09              1.09           1.42

===============================================================================
                          CHINA GATEWAY HOLDINGS INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LTD.)
===============================================================================


                                    PART III


ITEM 1.  INDEX TO EXHIBITS


Exhibit
Number            Title
------            -----

3.1 Certificate of Incorporation as filed with the Delaware Secretary of State on June 27, 1997 (1)
3.2               By-laws (1)
10.1 Joint Venture with Wuhan Dong Feng Paper Mill Company for establishment of Wuhan Dong Feng Paper Company Limited (1)
10.2              Tenancy Agreement (1)
10.3 Agreement Associated with Amending the Joint Venture Agreement and Articles of Association (1)
10.4              Purchase Agreement with Gamma Link Enterprises Corp. (1)
10.5              Amendment to the Joint Venture Agreement (1)
21.1              Subsidiaries of Registrant (1)
27.1              Financial Data Schedule (Electronic filing only)


(1) Filed as an exhibit to the Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on January 7, 2000, and incorporated herein by reference.


                                        III-1



                                     SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CHINA GATEWAY HOLDINGS INC.
                                               ---------------------------
                                                      (Registrant)



Date:  November 8, 2000                    By:  /s/  Danny Wu
                                               ---------------------------------
                                               Danny Wu
                                               Chairman, Chief Executive Officer
                                               and Secretary


                                       III-2